Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

By and Among

ENERGY FUELS INC.

EFR NEVADA CORP.

and

URANERZ ENERGY CORPORATION

Dated as of January 4, 2015

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(continued)

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) dated January 4, 2015 (the “Agreement Date”), by and among Energy Fuels Inc., a corporation organized under the laws of the province of Ontario, Canada (“Parent”), EFR Nevada Corp., a corporation organized under the laws of the state of Nevada and an indirect wholly owned subsidiary of Parent (“Merger Sub,” and, together with Parent, the “Parent Parties”) and Uranerz Energy Corporation, a corporation organized under the laws of the state of Nevada (“Target”).

WHEREAS, the board of directors of Parent deems it advisable and in the best interests of Parent and its shareholders, that Merger Sub merge with and into Target (the “Merger”) upon the terms and subject to the conditions set forth herein, and Parent’s board of directors has approved this Agreement and the Merger, subject to approval by the shareholders of Parent;

WHEREAS, the board of directors of Target deems it advisable and in the best interests of Target and its shareholders that Target enter into and complete the Merger, and Target’s board of directors has approved this Agreement and the Merger, subject to approval by the shareholders of Target;

WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, with the approval of Target’s board of directors, Parent has entered into voting agreements with each of the officers and directors of Target set forth on Exhibit A-1 attached hereto, pursuant to which such parties have, among other things, agreed to support the Merger upon the terms and conditions set forth therein (collectively, the “Target Voting Agreements”); and

WHEREAS, as an inducement to Target to enter into this Agreement, concurrently with the execution and delivery of this Agreement, with the approval of Parent’s board of directors, Target has entered into voting agreements with each of the officers and directors of Parent set forth on Exhibit A-2 attached hereto, pursuant to which such parties have, among other things, agreed to support the Merger upon the terms and conditions set forth therein (collectively, the “Parent Voting Agreements”, and together with the Target Voting Agreements, the “Voting Agreements”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall merge with and into Target and the separate existence of Merger Sub shall thereupon cease and Target shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) as an indirect wholly owned subsidiary of Parent. The Merger shall have the effects set forth in Section 92A.250 of Nevada Revised Statutes (“NRS”) (Chapter 92A of the Nevada Revised Statutes being referred to herein as the “Merger Act”), including the Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and Target.

1.2 Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) upon the later of (i) the date and time of filing of properly executed Articles of Merger relating to the Merger with the Secretary of State of Nevada in accordance with the Merger Act (the “Articles of Merger”) and (ii) at such later time as the parties shall agree and set forth in such Articles of Merger. The Articles of Merger shall be filed as soon as practicable on or prior to the Closing Date.

1.3 Governance of Parent. The Parent shall, in accordance with all applicable corporate, NYSE MKT LLC (“NYSE MKT”) and TSX laws, rules and regulations, take all actions necessary to cause the appointment of three (3) existing members of the board of directors of Target to the board of directors of Parent such that the board of directors of Parent is constituted as provided in Section 7.13 of this Agreement as of the Effective Time.

ARTICLE II

THE SURVIVING ENTITY

2.1 Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with the terms thereof and Chapter 78 of the NRS (the “Corporations Act”), provided that the articles of incorporation and bylaws of the Surviving Entity will contain provisions with respect to exculpation, indemnification and the advancement of expenses that are at least as favorable, to the officers and directors of the Target, as those contained in the articles of incorporation and bylaws of Target, as amended and as in effect on the date hereof.

2.2 Officers and Directors. At and after the Effective Time, the officers and directors of Merger Sub shall be the officers and directors of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s articles of incorporation, bylaws and the Corporations Act.

ARTICLE III

CONVERSION OF SHARES

3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

(a) All Target Common Shares that are held in Target’s treasury or that are then owned by Parent shall be canceled and cease to exist and no cash, Parent capital stock or other consideration shall be delivered in exchange therefor.

(b) Subject to Section 3.2(i) and Section 3.4, all issued and outstanding Target Common Shares (other than Target Common Shares cancelled pursuant to Section 3.1(a)) shall be automatically converted into and represent the right to receive Parent Common Shares, on the basis of 0.255 of a Parent Common Share for each one (1.0) Target Common Share (the “Exchange Ratio”). All such Target Common Shares, when so converted, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of (i) a certificate in the case of Target Physical Shares, or (ii) a statement of ownership in the case of Target Book-Entry Shares, that, immediately prior to the Effective Time, represented such Target Common Shares, shall cease to have any rights with respect thereto, except the right to receive, upon the surrender or transfer of such Target Common Shares in accordance with Section 3.2, the number of Parent Common Shares issuable therefor in accordance with the Exchange Ratio, without interest, and any amounts payable pursuant to Section 3.2(d). Notwithstanding the foregoing, if between the Agreement Date and the Effective Time, the Parent Common Shares or Target Common Shares are changed into a different number of shares or a different class because of any stock dividend or distribution, subdivision, reorganization, reclassification, recapitalization, split, combination or exchange of shares, the Parent Common Shares to be issued pursuant to this Section 3.1(b) shall be appropriately adjusted to reflect such event.

(c) The shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into shares of common stock of the Surviving Entity, such that the converted shares of common stock will represent all of the issued and outstanding shares of common stock of the Surviving Entity and will be held by an indirect wholly owned subsidiary of Parent.

(d) The Parent Common Shares issued upon the surrender or transfer of Target Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Target Common Shares formerly represented by any physical certificate or statement of ownership in book-entry form, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Entity of Target Common Shares which were outstanding immediately prior to the Effective Time.

3.2 Surrender and Payment.

(a) Exchange Agent and Exchange Fund. Parent shall authorize one or more transfer agent(s) to act as exchange agent hereunder (the “Exchange Agent”) with respect to the Merger. At and prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as depositary for the Parent Common Shares, or any successor depositary thereto, a number of Parent Common Shares equal to the aggregate number of Parent Common Shares to be issued in exchange for the Target Common Shares pursuant to the Exchange Ratio (the “Exchange Fund”). The Exchange Agent shall deliver the applicable Parent Common Shares in exchange for the Target Common Shares pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.2(d), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of Target Common Shares a letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to Target Physical Shares shall pass, only upon receipt of the Target Physical Shares by the Exchange Agent and shall be in a form and have such other provisions as Parent and Target may reasonably specify), and such other documents as may reasonably be requested by the Exchange Agent (which may include the receipt of an “agents message” by the Exchange Agent in connection with Target Book-Entry Shares), for use in the exchange contemplated by Section 3.1 and instructions for use in effecting the surrender or transfer of Target Common Shares for cancellation in accordance with this Agreement (together, the “Exchange Instructions”). Upon surrender or transfer of Target Common Shares for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to the Exchange Instructions, the holder of such Target Common Shares shall be entitled to receive in exchange therefor Parent Common Shares (which shall be in uncertificated book-entry form unless a physical certificate is requested or as otherwise agreed to by the Parent and Target) representing, in the aggregate, the whole number of Parent Common Shares that such holder has the right to receive pursuant to Section 3.1 and Section 3.2(i), plus any amount payable pursuant to Section 3.2(d).

(c) Transferred Target Common Shares. If any portion of the Parent Common Shares are to be issued to a Person other than the registered holder of Target Common Shares represented by the stock certificate(s) or statement of ownership surrendered or transferred in exchange therefor, no such issuance shall be made unless (i) the stock certificate(s) or statement of ownership so surrendered or transferred have been properly endorsed and contain any required Medallion Signature Guarantees and otherwise are in proper form for transfer, and (ii) the Person requesting such issuance has paid to the Exchange Agent any transfer or other Taxes required as a result of such issuance to a Person other than the registered holder or has established to the Exchange Agent’s satisfaction that such Tax has been paid or is not applicable.

(d) Dividends and Distributions. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any un-surrendered or un-transferred Target Common Shares with respect to the Parent Common Shares that such holder would be entitled to receive until surrender or transfer of such Target Common Shares in accordance with Sections 3.1 or 3.2(f). Following surrender or transfer of any Target Common Shares, there shall be paid to such holder of Parent Common Shares issuable in exchange therefor, without interest, (i) as soon as practicable after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Shares. For purposes of dividends or other distributions in respect of Parent Common Shares, all Parent Common Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such Parent Common Shares were issued and outstanding as of the Effective Time.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Target Common Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Target Common Shares in accordance with this Section 3.2 prior to that time shall thereafter look only to the Parent to exchange such Target Common Shares pursuant to Section 3.1 or 3.2(i) or to pay amounts to which such holder is entitled pursuant to Section 3.2(d) . Neither Parent nor the Surviving Entity shall be liable to any holder of Target Common Shares for any such Parent Common Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) Subject to applicable abandoned or unclaimed property laws, any certificates formerly representing Target Common Shares that are not deposited with all other documents as provided in Section 3.2(b) on or before the fifth anniversary of the Effective Time shall cease to represent any right or claim of any kind or nature and the right of the former shareholder of such Target Common Shares to receive certificates representing Parent Common Shares and the Target Common Shares otherwise issuable to such former Target shareholder shall be deemed to be surrendered to Parent together with all dividends or distributions thereon held for such shareholder.

(g) Lost Certificates. If any Target Physical Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Target Physical Shares to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Target Physical Shares, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Target Physical Shares the Parent Common Shares payable in respect of the Target Physical Shares formerly represented by such lost, stolen or destroyed stock certificate, without interest.

(h) Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Target Common Shares such amounts as Parent, the Surviving Entity or the Exchange Agent determine are required to be deducted and withheld under the Code or any provision of state, local, or foreign Tax Law with respect to the making of such payment, such withholding of Parent Common Shares issued to any holder of Target Common Shares shall be an amount determined by Parent to be reasonably necessary to satisfy the Parent’s withholding obligation. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Target Common Shares in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be. Parent and Target shall cooperate with and assist each other with efforts to reduce or eliminate such withholding Taxes. Parent will sell a sufficient number of Parent Common Shares to satisfy the withholding obligation and the balance of any Parent Common Shares and any cash proceeds remaining after satisfaction of the withholding obligation shall be remitted to the holder.

(i) No Fractional Shares. No certificates or scrip or fractional Parent Common Shares or book-entry credit representing such fractional share interests shall be issued upon the surrender of Target Common Shares. Each holder of Target Common Shares exchanged pursuant to this Article III (after taking into account all Target Common Shares delivered or transferred by such holder) who would otherwise have been entitled to receive a number of Parent Common Shares which is not a whole number shall receive the number of Parent Common Shares rounded to the nearest whole number (and, if the fraction is 0.5, the number of Parent Common Shares shall be rounded up to the next whole number). The parties acknowledge that rounding of fractional Parent Common Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional Parent Common Shares.

3.3 Stock Options and Warrants.

(a) At the Effective Time, Parent and Target shall take all such action as may be necessary to cause each outstanding and unexpired and unexercised option to purchase Target Common Shares (a “Target Stock Option”) granted under Target’s 2005 Nonqualified Stock Option Plan, as amended (collectively, the “Target Stock Option Plan”) to be automatically converted at the Effective Time into options (the “Substituted Options”) to purchase a number of Parent Common Shares (rounded down to the nearest whole number of Parent Common Shares) equal to the product of (x) the aggregate number of Target Common Shares purchasable pursuant to such Target Stock Option immediately prior to the Effective Time multiplied by (y) the Exchange Ratio at a price per Parent Common Share equal to the exercise price per Target Common Share specified in the Target Stock Option divided by the Exchange Ratio (such price rounded up to the nearest whole cent). Such Substituted Option shall otherwise be subject to the same terms and conditions, including vesting and expiry date, as the Target Stock Option in respect of which it is issued. Parent will assume all obligations under the Target Stock Option Plan as at the Effective Time and from and after the Effective Time, and the Parent will comply with all of the terms and conditions of the Substituted Options, including the obligation to issue the Parent Common Shares contemplated thereby upon the exercise thereof. For purposes of vesting conditions, the date of grant of the Substituted Option shall be deemed to be the date on which the corresponding Target Stock Option was granted. Prior to the Effective Time, Target shall make all necessary amendments under the Target Stock Option Plan to provide that no further awards shall be made thereunder following the Closing. At and after the Effective Time, (i) all references in the Target Stock Option Plan and related stock option agreements to Target shall be deemed to refer to Parent and (ii) Parent shall assume all of Target’s obligations with respect to the Target Stock Options as so amended. Substitution of the Target Stock Options for the Substituted Options will occur in compliance with Code Section 409A so that the substitution avoids being treated as the grant of new stock options.

(b) Target Stock Options held by independent directors of Target (as defined by applicable Law), who are not officers or directors of Parent on Closing, shall expire on the earlier of (i) the current expiry date of such Target Stock Options (exclusive of the operation of the early termination provisions of such Target Stock Options) or (ii) six months after the Closing Date.

(c) In respect of each Substituted Option, and the Parent Common Shares underlying such Substituted Option, Parent shall, as soon as practicable after the Effective Time and in no event later than 30 days from the Closing Date, file a Form S-8 or other appropriate registration statement and use reasonable efforts to keep such registration statement current for as long as any Substituted Options remain outstanding.

(d) At the Effective Time, and in accordance with the terms of each warrant to purchase Target Common Shares issued by Target that are issued and outstanding immediately prior to the Effective Time (collectively, the “Target Warrants”), Target Warrants shall become exercisable into Parent stock in accordance with their terms. Parent acknowledges and shall assume the obligations under the Target Warrants and under each warrant indenture governing the Target Warrants (the “Target Warrant Indentures”) to issue Parent Common Shares upon exercise of such Target Warrants and, if required by the Target Warrant Indentures, shall issue a warrant certificate to each holder of Target Warrants confirming such assumption. Consistent with the terms of the Target Warrants and Target Warrant Indentures, any such warrant certificate shall provide that such warrant shall be exercisable for a number of Parent Common Shares equal to the product of (x) the aggregate number of Target Common Shares issuable in respect of such Target Warrants immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (the “Assumed Warrants”) and that the exercise price of the Assumed Warrants will equal (i) the exercise price of the Target Warrants in effect immediately prior to the Effective Time, divided by (ii) the Exchange Ratio. Each Assumed Warrant shall, consistent with the terms of the Target Warrants and Target Warrant Indentures, contain appropriate provision such that the provisions of each Target Warrant (including the exercise period and the exercise price and provision for adjustment of the exercise price) shall thereafter be maintained in each such Assumed Warrant as nearly equivalent as may be practicable in relation to such Target Warrant. From and after the Effective Time, Parent shall comply with all of the terms and conditions set forth in each such Assumed Warrant, including the obligation to issue the Parent Common Shares contemplated thereby upon exercise thereof.

3.4 Dissenting Shareholders.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the applicable requirements of Section 92A.120 of the Merger Act have been satisfied, Target Common Shares which were outstanding on the date for the determination of shareholders entitled to vote on the Merger and which were voted against the Merger and the holders of which have demanded that the Target purchase such shares at their fair value in accordance with Sections 92A.300 through 92A.500 of the Merger Act and have not otherwise failed to perfect or shall not have effectively withdrawn or lost their rights to require such shares to be purchased for cash under the Merger Act (collectively, “Dissenting Shares”), shall not be converted into or represent the right to receive any Parent Common Shares pursuant to Section 3.1(b), but, instead, the holders thereof shall be entitled to have their shares purchased for cash at the fair value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of Sections 92A.460 through 92A.500 of the Merger Act.

(b) If any shareholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect dissenters’ rights under the Merger Act, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares that were Dissenting Shares shall automatically be converted into and represent only the right to receive the Parent Common Shares pursuant to and subject to Section 3.1(b) without interest thereon upon surrender of the Certificates representing such holder’s Target Common Shares.

(c) The Target shall give Parent (i) prompt written notice of any written demands for purchase of any Target Common Shares pursuant to the exercise of dissenters’ rights, withdrawals of such demands, and any other instruments or notices served pursuant to the Merger Act on the Target and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for purchase of any Target Common Shares pursuant to the exercise of dissenters’ rights under the Merger Act. The Target shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for purchase of any shares of Target Common Shares pursuant to the exercise of dissenters’ rights under the Merger Act, or settle or offer to settle any such demands.

3.5 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (the “Transactions”) will take place at 10:00 a.m. Eastern Standard Time on the second Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII, other than any such conditions which by their nature cannot be satisfied until the Closing Date, or such other time agreed by the parties, at the offices of Borden Ladner Gervais LLP in Toronto, unless another time, date or place is agreed to in writing by the parties hereto (the date upon which the Closing occurs being referred to herein as the “Closing Date”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TARGET

Except as set forth in the disclosure letter delivered by Target to Parent contemporaneously with the execution hereof (the “Target Disclosure Letter”), Target represents and warrants to the Parent Parties, unless another date is specifically referenced in a particular representation or warranty, as of the Agreement Date and as of the Closing Date, that the representations and warranties contained in this Article IV are true and correct on and as of such dates. For purposes of this Agreement, a document shall be deemed to have been “made available” by the Target to Parent if it is publicly available through the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or the System for Electronic Document Analysis and Retrieval (“SEDAR”).

4.1 Organization and Qualification.

(a) Target is a corporation validly existing and in good standing under the laws of the State of Nevada, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

(b) Target is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except for such failures to be so qualified or licensed as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity. Section 4.1(b) of the Target Disclosure Letter sets forth a true and correct list of all of the jurisdictions in which Target is qualified or licensed to do business as a foreign corporation.

(c) Target has no Subsidiaries. Target does not own any equity interest in any Person other than as set forth in Section 4.1(c) of the Target Disclosure Letter.

(d) Target has previously delivered to Parent a true and complete copy of its articles of incorporation and bylaws, in each case as amended through the Agreement Date. Target is not in violation of its articles of incorporation, bylaws or similar governing documents.

(e) Pursuant to express provisions in the Target’s articles of incorporation, the provisions of Nevada’s Combinations with Interested Stockholders Act (NRS 78.411 to 78.444) and Nevada’s Acquisition of Controlling Interest Act (NRS 78.378 to 78.3793) do not apply to the Target and the Transactions contemplated in this Agreement.

4.2 Capitalization.

(a) The authorized capital stock of Target consists solely of 750,000,000 Target Common Shares and 10,000,000 shares of preferred stock (the “Target Preferred Shares”). As of the Agreement Date, (i) 95,895,306 Target Common Shares are issued and outstanding, (ii) 7,311,680 Target Common Shares are reserved for issuance upon the exercise of outstanding Target Stock Options under the Target Stock Option Plan, (iii) 10,550,000 Target Common Shares are reserved for issuance upon the exercise of outstanding Target Warrants under the Warrant Indentures, (iv) no Target Preferred Shares have been issued, (v) no Target Common Shares are held by Target in treasury, and (vi) a number of rights equivalent to the number of Target Common Shares issued and outstanding have been issued and are outstanding pursuant to a Shareholder Rights Plan adopted by Target effective as of August 25, 2010 and reconfirmed on July 10, 2013 (the “Target Rights Plan”). All of the outstanding Target Common Shares are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or other similar right. Other than as set forth in Section 4.2(a) of the Target Disclosure Letter, Target has not agreed to register any securities under the Securities Act or any state securities laws.

(b) Except as set forth in Section 4.2(a) of this Agreement or in Section 4.2(b) of the Target Disclosure Letter, there are no authorized or outstanding (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, stock appreciation rights, phantom equity or other claims or commitments of any character (including “rights plans” or “poison pills”) that may obligate Target to issue, transfer or sell any shares of capital stock or other equity interest in Target , or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Target to repurchase, redeem or otherwise acquire any capital stock or other equity interest of Target or any securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which Target is a party with respect to the voting of the capital stock or other equity interests of Target.

(c) There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders or other equity holders of Target, whether together or as a separate class, on any matters on which such holders may vote.

(d) Section 4.2(d) of the Target Disclosure Letter sets forth the following information with respect to each Target Stock Option outstanding as of the Agreement Date: (i) the name of the holder, (ii) the number of Target Common Shares issuable upon exercise thereof, (iii) the exercise price, (iv) the issue date, (v) the termination date, (vi) the stock option plan under which such option was issued and (vii) whether such option contains any put, redemption, cashless exercise or similar feature.

(e) At the Effective Time, after giving effect to the provisions of Section 3.3, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Target will be bound providing for the purchase or issuance of any shares of capital stock or other equity interest of Target (or, following the Closing, the Surviving Entity) or securities convertible into or exchangeable for such shares or any other such securities or agreements.

(f) Except for the Target Stock Options and the Target Stock Option Plan there are no contracts to which Target is a party obligating Target to accelerate vesting of any equity compensation awards as a result of the Transactions contemplated by this Agreement.

4.3 Authority; Validity of Agreement. Target has full corporate power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is or will be a party and, subject to obtaining the Target Shareholder Approvals, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Target is or will be a party and the consummation of the Transactions have been duly and validly authorized by Target’s board of directors, and no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the Ancillary Agreements to which Target is or will be a party or to consummate the Transactions, other than the Target Shareholder Approvals and the filing of the Articles of Merger with the Secretary of State of the State of Nevada. This Agreement has been, and the Ancillary Agreements to which Target is or will be a party are, or upon execution will be, duly and validly executed and delivered by Target and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Target enforceable against Target in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors and of general principles of equity (the “Enforceability Exception”).

4.4 No Violation; Consents and Approvals.

(a) The execution and delivery of this Agreement and any Ancillary Agreement to which Target is or will be a party, the consummation of the Transactions and the performance by Target of its obligations hereunder and thereunder will not (i) subject to receipt of the Target Shareholder Approvals, conflict with any provision of the articles of incorporation or bylaws of Target, (ii) subject to completion of the deliveries required under the Wyoming Bond Financing Agreement identified in Section 4.4 (b) below, result in any violation of, or the breach of, or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of any benefit under, or the acceleration of performance, vesting or an increase in compensation or benefit required by, or the creation of any Lien upon any equity interests in or assets of Target under, any of the terms, conditions or provisions of any note, lease, mortgage, license, plan, agreement or other instrument or obligation to which Target is a party or by which Target or any of its properties or assets may be bound or (iii) violate the provisions of any Law applicable to Target, except, in the case of clauses (ii) and (iii), for such violations, breaches, defaults, or rights of termination, cancellation or acceleration that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity, materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Authority or any other Person is required in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which Target is or will be a party and the consummation of the Transactions by Target and the performance by Target of its obligations hereunder or thereunder, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Form F-4, the Proxy Statement/Prospectus in definitive form and the filing and declaration of effectiveness of the Form F-4, (ii) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the other transactions contemplated by this Agreement, (iii) filings required under the rules and policies of the NYSE MKT and TSX, (iv) the delivery of an assumption agreement and legal opinion under the Wyoming Bond Financing Agreement, in form and substance as required under the Wyoming Bond Financing Agreement, (v) the receipt of the Target Shareholder Approvals, (vi) such filings, authorizations or approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (vii) the filing of the Articles of Merger in the office of the Nevada Secretary of State, (viii) any consents, authorizations, approvals, filings or exemptions in connection with applicable stock exchange rules, (ix) approval of the Wyoming Department of Environmental Quality to application for Permit to Mine Transfer, (x) the approval of the United States Nuclear Regulatory Commission to the change of control of any source material or byproduct material licenses held by Target; and (xi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of mining properties and (B) the failure of which to be obtained or made, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity, materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

4.5 Target Reports

(a) Copies of Target’s registration statements, reports, schedules, proxies or information statements and other documents (including exhibits and amendments thereto) filed with or furnished to the SEC since January 1, 2012 (collectively, the “Target SEC Reports”) are available online with the SEC and through the EDGAR system. Target has timely filed with or furnished to the SEC each of the Target SEC Reports required to be filed or submitted by it with the SEC or mailed to its shareholders pursuant to the Securities Act, the Exchange Act or rules promulgated thereunder. As of their respective dates (or, if any Target SEC Reports were amended, as of the date such amendment was filed with the SEC), each Target SEC Report, including any financial statements or schedules included therein and as amended, if amended, (i) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Target SEC Report has occurred that would require Target to file a Current Report on Form 8-K other than the execution of this Agreement.

(b) Copies of Target’s prospectuses, financial statements, management discussion & analysis, annual reports, management proxy circulars and other public disclosure documents (including exhibits and amendments thereto, and documents incorporated by reference therein) filed with or furnished to the securities regulatory authorities in the Provinces of Canada in which Target is a “reporting issuer” or equivalent since January 1, 2012 (collectively, the “Target SEDAR Reports”) are available online through SEDAR. Target has timely filed each of the Target SEDAR Reports required to be filed or submitted by it or mailed to its shareholders pursuant to the applicable securities legislation (including any rules and regulation promulgated thereunder) of each of the Provinces of Canada in which Target is a “reporting issuer” or equivalent. As of their respective dates (or, if any Target SEDAR Reports were amended, as of the date such amendment was filed on SEDAR), each Target SEDAR Report, including any financial statements or schedules included therein, (i) complied in all material respects with all applicable requirements of such applicable securities legislation, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Chief Executive Officer and Chief Financial Officer of Target have made all certifications (without qualification or exception to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) if required to do so as of such dates pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct.

(d) Except as set forth in Section 4.5(d) of the Target Disclosure Letter, neither Target nor any of its officers has received any notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of the certifications in Section 4.5(c) .

(e) Except as set forth in the Target SEC Reports, Target is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable rules of NYSE MKT and the TSX.

(f) To the Knowledge of the Target, each director and executive officer of the Target has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

4.6 Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Target (including any related notes and schedules) included or incorporated by reference in the Target SEC Reports, as such financial statements may have been amended or restated, as applicable, has been or will be prepared from, and is or will be in accordance with, the books and records of Target, complies or will comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as in effect at the time of filing, has been or will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) (except as may be indicated in the notes thereto and subject, in the case of interim financial statements, to normal and recurring year-end adjustments that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target) and fairly presents or will fairly present the consolidated financial position of Target as of the date thereof and the consolidated results of operations, cash flows and changes in financial position of Target for the periods presented therein.

4.7 Absence of Undisclosed Liabilities. Except as and to the extent (i) set forth on the consolidated balance sheet of Target as at December 31, 2013, including the notes thereto (the “2013 Target Balance Sheet”), (ii) set forth on the unaudited balance sheet of Target as at September 30, 2014, including the notes thereto (the “September 30, 2014 Target Balance Sheet”) (each of the 2013 Target Balance Sheet and the September 30, 2014 Target Balance Sheet as filed on EDGAR), or (iii) specifically and individually described in Section 4.7 of the Target Disclosure Letter, Target does not have any Liability required to be reflected or reserved against in a consolidated balance sheet of Target prepared in accordance with GAAP as applied in preparing the 2013 Target Balance Sheet or the September 2014 Target Balance Sheet, as applicable, except for Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Target.

4.8 Off-Balance Sheet Arrangements. Target is not a party to, and does not have any commitment to become a party to, any "off balance sheet arrangements", as defined in Item 303(a) of Regulation S-K under the Exchange Act.

4.9 Absence of Certain Changes. Except as (i) disclosed in the Target SEC Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Target Balance Sheet, (ii) contemplated by this Agreement, or (iii) set forth in Section 4.9 of the Target Disclosure Letter, as of the date of this Agreement, except for Sections 4.9(a), 4.9(b) and 4.9(o) which shall be true as of the date of this Agreement and as of the Closing Date, Target has conducted its business only in the ordinary course of business consistent with past practice since December 31, 2013 and since December 31, 2013:

(a) there has not been any change or development that, individually or in the aggregate, has had or would be reasonably likely to have had a Material Adverse Effect with respect to Target;

(b) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Target, whether or not covered by insurance;

(c) there has not been any amendment or change in the Target’s organizational documents;

(d) there has not been any incurrence, creation or assumption of (i) any Lien on any of its assets or properties (other than Permitted Liens) or (ii) any Liability as a guarantor or surety with respect to the obligations of any Person other than in the ordinary course of business consistent with past practice;

(e) there has not been any increase or agreement to increase the wages, salaries or compensation payable to any officer, employee or director from the amount thereof in effect as of September 30, 2014, other than increases in wages, salaries and other cash compensation and new employment agreements in the ordinary course of business consistent with past practice;

(f) there has not been a grant of, or change in, any severance or termination pay, other than with respect to new employment agreements entered into in the ordinary course of business consistent with past practice;

(g) the Target has not entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons;

(h) the Target has not adopted or amended, or accelerated the payment or vesting of benefits under, any Target Benefit Plan;

(i) the Target has not declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Target’s capital stock;

(j) the Target has not effected or authorized any split, combination or reclassification of any of Target’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Target’s capital stock, except for issuances of Target Common Shares upon the exercise of Target Stock Options or Target Warrants, in each case, in accordance with their terms at the time of exercise,

(k) there has not been any material change, and the Target does not have Knowledge of any reason that would require any material change, in any accounting methods (or underlying assumptions), principles or practices of Target or any revaluation of any of its assets;

(l) the Target has not made or changed any material Tax election, or settled or compromised any material income Tax liability, or materially amended any Tax Return;

(m) the Target has not acquired any material assets, or sold, leased, exchanged, transferred, licensed, farmed-out or otherwise disposed of any material assets, in each case other than in the ordinary course of business consistent with past practice;

(n) the Target has not discharged or satisfied any Indebtedness or paid any obligation or Liability, other than current Liabilities incurred and paid in the ordinary course of business and consistent with past practice;

(o) there has not been the commencement of any action, suit, arbitration, mediation, proceeding, claim or investigation, or receipt notice of, or a threat of any action, suit, arbitration, mediation, proceeding, claim or investigation against the Target relating to any of its business, properties or assets; and

(p) the Target has not made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

4.10 Taxes. Except as set forth in Section 4.10 of the Target Disclosure Letter:

(a) Target has timely filed or will file all Tax Returns required by applicable Law to be filed by it prior to or as of the Closing Date. As of the Closing Date, the foregoing Tax Returns were true and correct and prepared in compliance with applicable Law in all material respects. The unpaid Taxes of Target did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2013 Target Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Target in filing its Tax Returns, and such reserve fully accounts for all Tax accrued or accruing for all periods up to the date of such 2013 Target Balance Sheet. Target is not currently the beneficiary of any extension of time within which to file any Tax Return. Target has made available or will make available prior to the Closing Date true and complete copies of its Tax Returns to Parent for all periods beginning on or after January 1, 2010.

(b) Target has paid all Taxes due with respect to any period ending prior to or as of the Closing Date except where failure to pay any such Taxes will not have a Material Adverse Effect with respect to Target. Target has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, director, officer, agent, independent contractor, creditor, shareholder, or other third party, except where failure to pay or withhold any such Taxes will not have a Material Adverse Effect with respect to Target.

(c) No Audit by a Tax Authority is pending or, to the Knowledge of Target, threatened, with respect to any Tax Returns filed by, or Taxes due from, Target. No issue has been raised by any Tax Authority in any Audit of Target that, if raised with respect to any other period not so audited, reasonably could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed or, to the Knowledge of Target, threatened, against Target. No claim has ever been made by a Tax Authority in a jurisdiction where Target does not file Tax Returns that Target is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes upon the assets of Target, except Liens imposed by operation of law for current Taxes not yet delinquent.

(d) Target has not given any waiver of statutes of limitations relating to Taxes or executed a power of attorney with respect to Tax matters that, in either case, will be outstanding as of the Closing Date.

(e) There are no Tax sharing, Tax indemnity or similar agreements to which Target is a party or bound by or pursuant to which Target has any obligation or liability for Taxes.

(f) Target has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group of corporations filing combined or unitary returns.

(g) Target has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h) Target has no liability for Taxes of any Person (other than Target) under Treasury Regulation Section 1.1502 -6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i) Target has not distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 within the two-year period preceding the date of this Agreement.

(j) Target will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date or (iii) an installment sale or open transaction disposition made on or prior to the Closing Date.

(k) Target has not participated, within the meaning of Treasury Regulation Section 1.6011 -4(c) (or any predecessor of such Treasury Regulation), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law) or (ii) any transaction required to be registered with the Internal Revenue Service under Code Section 6111 as in effect on or prior to December 31, 2013 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law).

(l) Target is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax Law) and (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local or foreign Tax Law).

4.11 Litigation. Except as specifically disclosed in Section 4.11 of the Target Disclosure Letter, there is no suit, claim, action, proceeding or investigation pending or, to Target’s Knowledge, threatened against or directly affecting Target or any of the directors or officers of Target in their capacity as such, nor is there any reasonable basis therefor, that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect with respect to Target if determined adversely to Target or any such director or officer. Neither Target nor any officer, director or employee of Target, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority that names such Person from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Target nor, to the Knowledge of Target, is Target or any officer, director or employee of Target under investigation by any Governmental Authority. There has not been, and to the Target’s Knowledge, there is not pending or contemplated, any investigation by the SEC involving the Target or any current or former director or officer of the Target.

4.12 Employee Benefit Plans; ERISA.

(a) Section 4.12(a) of the Target Disclosure Letter contains a true and complete list of each plan, fund, contract, program, agreement and arrangement (whether written or not) for the benefit of present or former employees or directors, including those intended to provide pension, profit sharing, retirement, supplemental retirement, deferred compensation, equity incentive, or bonus or other incentive benefits (whether or not tax qualified and whether or not defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); disability, medical, dental, or other health insurance benefits, life insurance or other death benefit benefits (whether or not defined in Section 3(1) of ERISA); salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA) (i) to which Target is a party or by which it is bound, or (ii) with respect to which Target has made any payments or contributions or may otherwise have any liability, whether direct or indirect, (including any such plan or other arrangement formerly maintained by Target), (iii) that Target has committed to implement, establish, adopt or contribute to in the future, (iv) for which Target is or may be financially liable as a result of Target’s affiliation with any company or any company’s shareholders which together with Target would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Target ERISA Affiliate”) (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the plan is maintained by the Target for the benefit of its employees or former employees), (v) for or with respect to which Target is or may become liable under any common law successor doctrine, express successor liability provision of Law, labor or employment Law or agreement with a predecessor employer (“Target Benefit Plan”). Target Benefit Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which Target has no present or potential Liability.

(b) With respect to each Target Benefit Plan, (i) such plan has been administered in compliance with its terms and applicable Law in all material respects, (ii) each Target Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is maintained under a prototype or volume submitter plan and with respect to which the Target and the Target ERISA Affiliates are entitled to rely upon a favorable opinion or advisory letter issued by the Internal Revenue Service, (iii) to the Knowledge of the Target, there is no circumstance that will result in the revocation of any favorable determination letter, opinion letter or advisory letter issued by the Internal Revenue Service, (iv) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any Knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Target or any Target ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA, (v) no disputes are pending or, to the Knowledge of Target or any Target ERISA Affiliate, threatened, other than ordinary claims for benefits, nor is there any basis for such a proceeding, (vi) neither Target nor any Target ERISA Affiliate has engaged in, and neither Target nor any Target ERISA Affiliate has any Knowledge of any Person that has engaged in, any transaction prohibited by Section 406 of ERISA or Section 4975 of the Code, except for those for which an exemption applies, (vii) all contributions due have been made on a timely basis, (viii) all required reports, notices and descriptions related to the Target Benefit Plan (including, but not limited to, those required by Target Benefit Plan provisions, ERISA and the Code) have been distributed to participants or filed with the appropriate Governmental Authority, (ix) all contributions made or that will be made under any Target Benefit Plan meet the requirements for deductibility under the Code, (x) Target is not liable (either directly or as a result of indemnification) for any excise Taxes, penalties, damages or equitable relief as a result of any violation under ERISA or any other applicable Law, (xi) no leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Target Benefit Plan and (xii) no audit or examination by a Governmental Authority is currently pending (nor has notice been received regarding a potential audit or examination) and there are no pending submissions to a Governmental Authority.

(c) With respect to all Target Benefit Plans, to the extent that the following documents exist, Target has furnished Parent with true and complete copies of: (i) the most recent determination letter, if any, received by the Target or any Target ERISA Affiliate from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor and the Internal Revenue Service), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the most recent plan year, (iv) Target Benefit Plan documents, summary plan descriptions, trust agreements, insurance contracts, individual agreements, service agreements and all related contracts and documents (including any material employee summaries and material employee communications), and (v) all Internal Revenue Service or Department of Labor audit closing letters, audit finding letters, revenue agent findings and similar documents.

(d) Any Target Benefit Plan, individual employment, severance or other compensatory agreement or arrangement with respect to which the Target or any Target ERISA Affiliate has any current or future obligation that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), complies in form and operation with the requirements under Code Section 409A and the Treasury Regulations issued thereunder (without regard to the effective date of such regulations) so as not to result in the imposition of additional Tax or interest to a service provider.

(e) No Target Benefit Plan is a multiple employer plan (as defined in Section 413(c) of the Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, a plan that is intended to be qualified under Section 401(a), a welfare plan that is self-funded, a plan that owns employer stock or a plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(f) No present or former employees or directors of Target are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits.

(g) No condition, agreement or Target Benefit Plan provision limits the right of Parent or Merger Sub to amend, cut back or terminate any Target Benefit Plan (except to the extent such limitation arises under ERISA). Each Target Benefit Plan may be unilaterally amended or terminated in its entirety without liability except as to (i) benefits accrued thereunder prior to such amendment or termination or (ii) costs necessary to satisfy any notice periods described in such Target Benefit Plan or funding vehicle.

(h) The execution, delivery, and performance by Target of this Agreement or any Ancillary Agreement to which Target is or will be a party and the consummation of the Transactions will not constitute an event under any Target Benefit Plan that will (i) cause any Target Benefit Plan to increase benefits payable to any participant or beneficiary, (ii) entitle any current or former employee or director of Target to severance pay, unemployment compensation or any other payment, benefit or award, or (iii) modify or result in any payment (whether as severance pay or otherwise), acceleration, vesting, or increases in benefits, awards or compensation with respect to any employee of the Target.

4.13 Environmental Liability. Except as set forth in Section 4.13 of the Target Disclosure Letter or the Target SEC Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Target Balance Sheet:

(a) The business of Target has been and is operated in compliance in all material respects with all applicable Environmental Laws.

(b) Target has not caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws, and, to Target’s Knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has otherwise occurred at any property or facility currently or formerly owned, leased or operated by Target, including the Target Real Property, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(c) Target has not received any written notice from any Governmental Authority or third party or, to the Knowledge of Target, any other communication alleging or concerning any material violation by Target of, or responsibility or liability of Target under, any Environmental Law. There are no pending, or to the Knowledge of Target, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Target alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Target have any Knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d) Target has obtained and is in compliance in all material respects with all approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the Target Real Property, Target Improvements and the businesses of Target as currently conducted, and there are no pending or, to the Knowledge of Target, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations. Target does not have Knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any such approvals, permits, licenses, registrations and authorizations.

(e) Without in any way limiting the generality of the foregoing, to Target’s Knowledge, (i) all offsite locations where Target has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are and have been licensed and operating in all material respects with Environmental Laws and (ii) no polychlorinated biphenyls (“PCBs”), PCB-containing items, asbestos-containing materials, or radioactive materials are now or have been used or stored at any property owned, leased or operated by Target, except in compliance in all material respects with Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(f) No claims have been asserted or, to Target’s Knowledge, threatened to be asserted against Target for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed of by Target.

(g) No Lien has been attached or filed or is, to the Knowledge of Target, threatened against Target in favor of any Person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Substances or (iii) any imposition of Liability.

(h) No property currently or formerly owned or operated by Target, including the Target Real Property, is listed on a List, and Target has not received any notice that any such property is being considered for listing on a List.

(i) All environmental audits, site assessments, risk assessments, and other environmental reports and studies, including summaries of any material test results or analytic data, conducted by, at the expense of, or on behalf of Target or that are otherwise in the possession of Target have been provided to Parent.

4.14 Compliance with Applicable Laws. Target holds all approvals, licenses, permits, registrations, exemptions and similar authorizations from Governmental Authorities and other Persons necessary for the lawful conduct of its business as now conducted (the “Target Permits”). Section 4.14 of the Target Disclosure Letter lists each of the Target Permits. Except as set forth in the Target SEC Reports or in Section 4.14 of the Target Disclosure Letter, Target has been and is in compliance with the terms of the Target Permits and all applicable Laws in all material respects, and Target has not received any notice from any Person that the business of Target has been or is being conducted in violation of any applicable Law or the terms of any Target Permit in any material respect. Target has not received any notice that any Target Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Target has no Knowledge of any reasonable basis for any such termination, modification or non-renewal.

4.15 Insurance. Section 4.15 of the Target Disclosure Letter sets forth a complete and accurate list of each insurance policy under which Target has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time during the past three years. Target has made available or will make available prior to the Closing Date to Parent a true and complete copy of each such policy that are in effect as of the date of this Agreement. With respect to each such policy, neither Target, nor, to Target’s Knowledge, any other party to the policy is in material breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Target does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy. Target has not received any notice that any of its policies cannot be renewed in the ordinary course of business, and has no Knowledge of any reasonable basis for any such non-renewal. All appropriate insurers under such insurance policies have been notified of all potentially insurable losses and pending litigation and legal matters, and no such insurer has informed Target of any denial of coverage or reservation of rights thereto. Section 4.15 of the Target Disclosure Letter describes any self-insurance arrangements affecting Target.

4.16 Properties; Mining Claims.

(a) Section 4.16 of the Target Disclosure Letter sets out all of the real property owned, held, leased or controlled, whether legally or beneficially for the benefit of Target, including (i) all material fee surface and mineral property (“Target Fee Property”), (ii) all unpatented mining claims (“Target Mining Claims”), and (iii) all real property leases, mining leases, surface use agreements, rights-of-way, easements, or other contracts with respect to real property (“Target Property Contracts”). The Target Fee Property, Target Mining Claims and Target Property Contracts will be collectively referred to hereinafter as the “Target Real Property.”

(b) Except as provided in Section 4.16 of the Target Disclosure Letter or the Target SEC Reports, Target owns good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Target Real Property, in each case free and clear of any Liens, other than Permitted Liens. Target has not leased, subleased, optioned, mortgaged, or entered into other contract or agreement transferring any interest in the Target Real Property, Target Property Contracts, Water Rights, Target Improvements, or Target Listed Personal Property to any Person, and there are no actions, suits, administrative or other proceedings pending, or, to Target’s Knowledge, threatened against any of the Target Real Property. All ad valorem property and other Taxes assessed against the Target Real Property have been timely and properly paid.

(c) Except as set forth in Section 4.16(c) of the Target Disclosure Letter or the Target SEC Reports, (i) all annual labor and assessment work, rental fees or maintenance fees, license, royalty, and tax fees, and filings with any Governmental Authority required to hold the Target Mining Claims and the Target Property Contracts have been properly and timely performed, paid or filed, in all material respects and all affidavits of annual labor and assessment work and other filings required to maintain the Target Mining Claims in good standing have been properly and timely recorded and filed with the appropriate Governmental Authorities; (ii) the Target Mining Claims and Target Property Contracts are free and clear of any claims or Liens except for Permitted Liens, and there are no material conflicting claims by a third party with respect to the lands covered by the Target Mining Claims or Target Property Contracts; and (iii) there are no royalties or similar types of obligations payable or required to be paid to any Person having an interest in the Target Mining Claims or Target Property Contracts.

(d) All Target Property Contracts are in good standing, valid and effective in accordance with their respective terms, Target has performed all of its material obligations thereunder, and there is not, under any of such Target Property Contracts any existing default or event of default (or event which with notice or lapse or time, or both would constitute a default; or would constitute a basis of force majeure or other claim of excusable delay or non-performance) of Target or the other party to the Property Contract. To Target’s Knowledge, the party granting Target rights to the properties covered by those Target Property Contracts owns good and marketable title to those properties, free and clear of all Liens, other than Permitted Liens.

(e) Section 4.16(e) of the Target Disclosure Letter sets out water rights owned, held, leased or controlled, whether legally or beneficially for the benefit of Target, including all surface and underground water and water rights, including but not limited to certificates, licenses, and permits, together with all applications for water rights or applications or permits for the use, transfer or change of water rights, ditch and ditch rights, well and well rights, reservoir and reservoir rights, stock or interests in irrigation or ditch companies appurtenant to the Target Real Property and all other rights to water for use at or in connection with the Target Real Property or the mining of minerals from the Target Real Property (“Water Rights”). Except as set forth in Section 4.16(e) of the Target Disclosure Letter, (i) Target owns good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Water Rights, free and clear of all Liens, except for Permitted Liens, and (ii) the Water Rights are sufficient to conduct the operations and activities of the Target as they are currently being conducted.

(f) Section 4.16(f) of the Target Disclosure Letter sets out improvements (“Target Improvements”) to the Target Real Property and personal property (“Target Listed Personal Property”) owned, held, leased or controlled, whether legally or beneficially for the benefit of Target. Except as set forth in Section 4.16(f) of the Target Disclosure Letter, (i) Target owns good and marketable title to an undivided one hundred percent (100%) interest in and to all Target Improvements and Target Listed Personal Property, free and clear of all Liens, except for Permitted Liens, and (ii) all Target Improvements and Target Listed Personal Property are in good condition and repair, ordinary wear excepted, and are suitable for the purposes for which they are currently used by Target.

(g) Except as set forth in Section 4.16(g) of the Target Disclosure Letter, Target owns or leases all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate its business and their business as currently conducted.

(h) Except as disclosed in Section 4.16(h) of the Target Disclosure Letter, Target has now and, immediately following the consummation of the transactions contemplated by this Agreement, will have the right to occupy and use each of its Real Properties and Target Improvements in the same manner currently occupied and used by Target to conduct its business as presently conducted.

(i) Target is not obligated under any forward sale or advanced sale contract with respect to minerals produced or producible from the Target Real Property under which sales proceeds are paid by the purchaser in advance of delivery.

(j) Target has made available to Parent Parties all information, data, geological and geophysical test results, maps and surveys in the possession of Target that might reasonably be expected to be material to a prospective purchaser of the Target or that have been requested by Parent relating to Target and its properties and business, and Target has not withheld from Parent Parties any such information, data, test results, maps or surveys. Target represents and warrants that all such information, data, test results, maps and surveys were prepared or procured by Target in the ordinary course of business.

(k) Each of the technical reports prepared by or on behalf of Target and filed by Target on SEDAR (the “Target 43-101 Technical Reports”) was prepared in good faith and in the ordinary course of business and in accordance with the requirements of NI 43-101. To Target’s Knowledge, the estimates of mineral reserves and resources reflected in the Target 43-101 Technical Reports were estimated in good faith using methods and based on assumptions considered reasonable at the time of estimation on the basis of drill and test data generated and compiled in accordance with prudent mining and engineering practice. The mine plans of Target listed in Section 4.16 of the Target Disclosure Letter, including the financial forecasts and budgets include therein and the studies related thereto (i) have been prepared by management of Target in good faith and in the ordinary course of business, and (ii) are based on assumptions, including assumptions relating to mining operations, capital and operating costs and production rates, that are considered by management to be reasonable, as at the date the mine plans were prepared, for the purpose of planning the future mining operations of Target, provided that Parent acknowledges that Target provides no assurance as to the future uranium prices used in such mine plans, other than where the uranium prices reflect contractual prices for uranium to be delivered under existing supply agreements.

4.17 Material Contracts. Set forth in Section 4.17 of the Target Disclosure Letter is a complete and accurate list of each Material Contract (which list sets forth the parties to each such agreement and the date on which such agreement was entered into) to which Target is a party or by which Target or any of its assets are bound. Target has provided or will make available to Parent prior to the Closing Date true and complete copies of all Material Contracts unless otherwise available in Target SEC Reports. Except as set forth in Section 4.17 of the Target Disclosure Letter, each Material Contract is valid and binding and in full force and effect and Target has performed all obligations required to be performed by them under each Material Contract in all material respects. To Target’s Knowledge, there does not exist, nor has Target received written notice of, any material breach of or violation or default under, any of the terms, conditions or provisions of any Material Contract and Target has not received written notice of the desire of the other party or parties to any such contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder that would be reasonably likely to have a Material Adverse Effect with respect to Target. Subject to the Enforceability Exception, each Material Contract is enforceable by Target in accordance with its terms.

4.18 Required Shareholder Vote. The affirmative vote of (i) the holders of a majority of the outstanding Target Common Shares entitled to vote at the Target Meeting at a duly convened and held shareholder meeting at which a quorum is present (the “Target Shareholders’ Approval”) and (ii) a majority of the Target Common Shares cast at the Target Meeting exclusive of all Target Common Shares owned, directly or indirectly, by the Parent Parties or the officers or directors of Target (the “Unaffiliated Shareholders’ Approval”, collectively, the “Target Shareholder Approvals”) are the only votes required of the holders of any class or series of Target’s capital stock that shall be necessary to adopt this Agreement and to consummate the Transactions.

4.19 Form F-4 and Proxy Statement/Prospectus. None of the information to be supplied by Target specifically for inclusion in (a) the registration statement on Form F-4 to be filed by Parent with the SEC in connection with the issuance of Parent Common Shares in the Merger or (b) the proxy statement on Schedule 14A relating to the Target Meeting to be filed by Target, which will also constitute the prospectus in respect of Parent Common Shares registered by means of the Form F-4 to be filed by Parent (the “Proxy Statement/Prospectus”), to be filed by Target and Parent with the SEC, in each case, and any amendments or supplements thereto, will, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the Target shareholders and at the time of the Target Meeting, and, in the case of the Form F-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Target with respect to statements made or incorporated by reference in the Form F-4 or the Proxy Statement/Prospectus based on information supplied by Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference therein.

4.20 Intellectual Property. Except as set forth in Section 4.20 of the Target Disclosure Letter, the Target owns, licenses or otherwise possesses title to or the right to use all patents, trademarks, service marks, trade names, registered copyrights and applications therefor owned by or registered in the name of Target, together with all other material intellectual property assets, including computer software, owned or licensed by Target, and, in either case, used by the Target in connection with the operation and conduct of its business (collectively, the “Target Intellectual Property”). The Target Intellectual Property set forth in Section 4.20 of the Target Disclosure Letter constitutes all material intellectual property used by the Target in connection with the conduct and operation of its business. Except as set forth in Section 4.20 of the Target Disclosure Letter, Parent will have the right to use the Target Intellectual Property following the Closing. To the Knowledge of Target, it is not infringing any valid patent right, trademark, service mark, trade name, copyright or other intellectual property right of any third party in connection with its use of the Target Intellectual Property that would be reasonably likely to have a Material Adverse Effect with respect to Target.

4.21 Affiliate Transactions. Target has not entered into any agreements, contracts, commitments or transactions (other than Target Benefit Plans), whether or not entered into in the ordinary course of business, to or by which Target, on the one hand, and any of its officers, directors or affiliates (or any affiliates of such officers or directors), on the other hand, are or have been a party or are otherwise bound or affected and that (a) are currently pending or proposed, in effect or have been in effect at any time since January 1, 2012 or (b) involve continuing Liabilities and obligations to or of Target.

4.22 Brokers. No broker, finder or investment banker (other than Haywood Securities Inc. (“Haywood”) and Euro Pacific Canada Inc. (“Euro Pacific”) the fees and expenses of which will be paid by Target at Closing) is entitled to any brokerage, finder’s fee or other fee or commission payable by Target in connection with the Transactions based upon arrangements made by and on behalf of Target. Target has heretofore furnished to Parent a true and complete copy of all agreements between Target and Haywood and Euro Pacific pursuant to which such firms would be entitled to any payment relating to the Transactions.

4.23 FIRPTA. The Target Common Shares shall be “regularly traded” on an established securities exchange within the meaning of Treasury Regulation Section 1.897 -9T(d). Other than as disclosed in Section 4.23 of the Target Disclosure Letter, no Target shareholder who is a “foreign person” (as defined in Section 1445(f)(3)) holds or has held more than 5% of Target Common Shares at any time during the 5-year period ending on Closing Date.

4.24 Fairness Opinion; Board Approval.

(a) Target’s board of directors has received a written opinion dated January 2, 2015 from Euro Pacific to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of the Target Common Shares (other than Parent and its affiliates). A true and complete copy of such opinion has been provided to Parent.

(b) Target’s board of directors, at a meeting duly called and held, unanimously (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the shareholders of Target, (ii) approved this Agreement and the Transactions and (iii) recommended approval and adoption of this Agreement and the Merger and the Transactions by the shareholders of Target.

4.25 Controls and Procedures. Except as set forth in the Target SEC Reports and Target SEDAR Reports, Target has established and maintains “disclosure controls and procedures” that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Target in the reports that it is required to file under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws and that all such information is accumulated and communicated to Target’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Target required under applicable Laws (including applicable securities Laws) with respect to such reports. Except as set forth in Section 4.25 of the Target Disclosure Letter, in the Target SEC Reports or Target SEDAR Reports, neither Target nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Target’s internal controls as contemplated under applicable Laws (including applicable securities Laws and Section 404 of the Sarbanes-Oxley Act). Target has made or will make available to Parent prior to the Closing Date true and complete copies of any disclosures made by management to Target’s auditors and audit committee regarding such significant deficiencies or material weaknesses. Target has no Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or its internal accounting controls, including any material complaint, allegation, assertion or claim that Target has engaged in questionable accounting or auditing practices. No attorney representing Target, whether or not employed by Target, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Target or any of its officers, directors, employees or agents to the board of directors of Target or any committee thereof or to any director or officer of Target. Target has not granted any waivers with respect to its policies regarding ethical conduct.

4.26 Takeover Matters. Target does not have any applicable anti-takeover provision in its articles of incorporation or bylaws. Target and Target’s board of directors have each taken all actions necessary to be taken such that the Target Rights Plan is not, or at the Effective Time will not be, applicable to Target, Parent, Merger Sub, the Target Common Shares, the Voting Agreements, this Agreement or the Transactions.

4.27 Related Party Transactions. Except as set forth in the Target SEC Reports and Target SEDAR Reports, the Target has not, and, to the knowledge of the Target, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Target, any member of their immediate families (i) acquired or have the use of property for proceeds greater than the fair market value thereof, (ii) received services or have the use of property for consideration other than the fair market value thereof, or (iii) received interest or any other amount other than at a fair market value rate from any person with whom it does not deal at arm’s length within the meaning of applicable taxation acts. Except as set forth in the Target SEC Reports and Target SEDAR Reports, the Target has not, and, to the knowledge of the Target, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Target, any member of their immediate families (i) disposed of the property for proceeds less than the fair market value thereof, (ii) performed services for consideration other than the fair market value thereof or (iii) paid interest or any other amount other than at a fair market value rate to any person with whom it does not deal at arm’s length within the meaning of applicable acts. Except as set forth in the Target SEC Reports and Target SEDAR Reports and to the knowledge of the Target, none of the officers, directors and employees of the Target, no shareholder of the Target and no immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than five percent (5%) of the equity ownership of any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Target. Since the date of 2013Target Balance Sheet, no event has occurred that would be required to be reported as a “certain relationship of related transaction” pursuant to Item 404 of Regulation S-K of the SEC.

4.28 Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.

(a) Target has complied with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws.

(b) Neither Target nor any director, officer, agent, employee or representative of Target at the direction of or on behalf of Target corruptly or otherwise illegally offered or gave anything of value to: (i) any official, employee or representative of a Governmental Authority, any political party or official thereof, or any candidate for political office; or (ii) any other Person, in any such case while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any official, employee or representative of a Governmental Authority, any political party or official thereof, or candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person, in his or her official capacity, including a decision to fail to perform his or her official function; (y) inducing such Person to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist in obtaining or retaining business or to secure an improper business advantage; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist Target in obtaining or retaining business for, or with, or directing business to, any Person or in securing any improper advantage.

(c) There have been no false or fictitious entries made in the books or records of Target relating to any illegal payment or secret or unrecorded fund and Target has not established or maintained a secret or unrecorded fund.

4.29 Powers of Attorney. Except as disclosed in Section 4.29 of the Target Disclosure Letter, there are no powers of attorney executed on behalf of the Target.

4.30 Books and Records. To the Knowledge of the Target, the minute books and other similar records of the Target for the most recent three full fiscal years and any interim period contain a true and complete record, in all material respects, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors (and other similar governing bodies) and committees of the boards of directors (and other similar governing bodies) of the Target.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Except as set forth in the disclosure letter delivered by Parent to Target contemporaneously with the execution hereof (the “Parent Disclosure Letter”), each of Parent and Merger Sub represent and warrant to Target, unless another date is specifically referenced in a particular representation or warranty, as of the Agreement Date and as of the Closing Date, that the representations and warranties contained in this Article V are true and correct on and as of such dates. For purposes of this Agreement, a document shall be deemed to have been “made available” by Parent to Target if it is publicly available through EDGAR or SEDAR:

5.1 Organization and Qualification.

(a) Parent and each of its Subsidiaries are corporations or other entities, are validly existing and in good standing under the laws of the jurisdiction of their respective incorporation or organization, and have all requisite corporate or other power and authority to own, lease, use and operate their properties and to carry on their respective business as it is now being conducted.

(b) Parent and each of its Subsidiaries are duly qualified or licensed to do business as foreign corporations and are in good standing in each jurisdiction in which such qualification or licensing is required, except for such failures to be so qualified or licensed as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub. Section 5.1(b) of the Parent Disclosure Letter sets forth a true and correct list of all of the jurisdictions in which Parent and each of its Subsidiaries are qualified or licensed to do business as foreign corporations.

(c) Section 5.1(c) of the Parent Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. None of Parent or its Subsidiaries owns any equity interest in any Person other than as set forth in Section 5.1(c) of the Parent Disclosure Letter.

(d) Parent has previously delivered to Target a true and complete copy of its articles of incorporation and bylaws, in each case as amended through the Agreement Date, and has made available the articles of incorporation, bylaws or other organizational documents of each of the Parent Material Subsidiaries, in each case as amended through the Agreement Date. Neither Parent nor any of the Parent Material Subsidiaries is in violation of its articles or certificate of incorporation, as applicable or other similar governing documents.

(e) Parent is the sole shareholder, and owns all of the issued and outstanding stock, of Energy Fuels Holdings Corp., a company incorporated under the laws of the State of Delaware, and Energy Fuels Holdings Corp., is the sole shareholder, and owns all of the issued and outstanding stock, of Merger Sub.

5.2 Capitalization.

(a) Parent is authorized to issue an unlimited number of Parent Common Shares, as well as an unlimited number of preferred shares issuable in series, and an unlimited number of series A preferred shares (the preferred shares collectively, the “Parent Preferred Shares”). As of the Agreement Date, there are: (i) 19,677,552 Parent Common Shares issued and outstanding (not including 20,920 treasury shares held by a subsidiary of the Parent); (ii) 905,413 options to acquire Parent Common Shares outstanding (“Parent Options”), 902,620 of which have been issued and are governed by the stock option plan of the Parent dated March 2014 (the “Parent Stock Option Plan”) and 2,793 issued in connection with the acquisition of Strathmore Mineral Corp.; (iii) nil Parent Preferred Shares issued or outstanding; (iv) 1,079,069 Parent Common Shares reserved for issuance upon the exercise of currently outstanding warrants (the “Parent Warrants”); (v) 1,466,665 Parent Common Shares reserved for issuance upon the conversion of currently outstanding convertible debentures (“Parent Debentures”) and (vi) a number of rights equivalent to the number of Parent Common Shares issued and outstanding have been issued and are outstanding pursuant to a Shareholder Rights Plan adopted by Parent effective as of March 19, 2009 and reconfirmed on February 10, 2012 (“Parent Rights Plan”). All outstanding Parent Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or other similar right. Other than as set forth in Section 5.2(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has agreed to register any securities under the Securities Act or any state securities laws.

(b) Except as set forth in Section 5.2(a) of this Agreement or in Section 5.2(b) of the Parent Disclosure Letter, there are no authorized or outstanding (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, stock appreciation rights, phantom equity or other claims or commitments of any character (including “rights plans” or “poison pills”) that may obligate Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interest of Parent or any of its Subsidiaries or any securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of Parent or any of its Subsidiaries.

(c) Parent is, directly or indirectly, the record and beneficial owner of all of the outstanding equity interests of each Subsidiary of Parent, and holds such shares or interests free and clear of all Liens other than statutory Liens for Taxes not yet due and payable.

(d) Except as disclosed in the Parent SEC Reports and/or the Parent SEDAR Reports, there are no outstanding bonds, debentures, notes or other evidences of indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders or other equity holders of Parent or any of its Subsidiaries, whether together or as a separate class, on any matters on which such holders may vote.

(e) Section 5.2(e) of the Parent Disclosure Letter sets forth the following information with respect to the Parent Stock Options outstanding as of the Agreement Date: (i) the number of Parent Common Shares issuable upon exercise thereof, (ii) the exercise price and (iii) the termination date. The completion of the Merger and the transactions contemplated by this Agreement will not result in the acceleration of the vesting of any of the Parent Options and the board of directors of Parent will not undertake any action that would result in a “change of control” being deemed to have occurred under the Parent Stock Option Plan.

5.3 Authority; Validity of Agreement. Each of the Parent Parties has full corporate power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is or will be a party and, subject to obtaining the Parent Shareholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which each of the Parent Parties is or will be a party and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement and any Ancillary Agreements to which it is or will be a party or to consummate the Transactions, other than the Parent Shareholders’ Approval. This Agreement has been, and the Ancillary Agreements to which each of the Parent Parties is or will be a party are, or upon execution will be, duly and validly executed and delivered by the Parent Parties, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of the Parent Parties, as the case may be, enforceable against the Parent Parties, as the case may be, in accordance with their respective terms, subject to the Enforceability Exception.

5.4 No Violation; Consents and Approvals.

(a) The execution and delivery of this Agreement and any Ancillary Agreement to which Parent or Merger Sub is or will be a party, the consummation of the Transactions and the performance by each of Parent or Merger Sub of its obligations hereunder and thereunder will not (i) conflict with any provision of the articles or certificate of incorporation, as applicable, of Parent or Merger Sub, (ii) Except as set forth in Section 5.4(a) of the Parent Disclosure Letter, result in any violation of, or the breach of, or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of any benefit under, or the acceleration of performance, vesting or an increase in compensation or benefit required by, or the creation of any Lien upon any equity interests in or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, lease, mortgage, license, plan, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound, including the trust indenture relating to the outstanding Parent Debentures, or (iii) violate the provisions of any Law applicable to Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for such violations, breaches, defaults, or rights of termination, cancellation or acceleration that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub, materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Authority or any other Person is required in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which either of the Parent Parties is or will be a party and the consummation of the Transactions by Parent or Merger Sub and the performance by either Parent or Merger Sub of its obligations hereunder or thereunder, except for (i) the filing with the SEC of the Form F-4, the Proxy Statement/Prospectus in definitive form and the filing and declaration of effectiveness of the Form F-4, (ii) the receipt of the Parent Shareholders’ Approval, (iii) the filing with the Canadian Securities Regulatory Authorities on SEDAR and the furnishing of such filings to the SEC on EDGAR as may be required in connection with this Agreement and the other transactions contemplated by this Agreement, including the information circular in connection with the Parent Meeting, (iv) any consents, authorizations, approvals, filings or exemptions in connection with rules and policies of the NYSE MKT and TSX, (v) such filings, authorizations or approvals as may be required under the HSR Act, (vi) the filing of the Articles of Merger, (vii) the approval of the State of Utah Division of Radiation Control with respect to any change of control of the White Mesa Mill Radioactive Material License and Groundwater Discharge Permit and Air Approval Order and (viii) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of mining and milling properties and (B) the failure of which to be obtained or made, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub, materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(c) The execution and delivery of this Agreement and any Ancillary Agreement to which Parent or Merger Sub is or will be a party, the consummation of the Transactions and the performance by each of Parent or Merger Sub of its obligations hereunder and thereunder will not trigger any severance, termination or other payment or any right to claim such a payment other than any employment agreement as set forth in Section 5.12(f) of the Parent Disclosure Letter to which Parent or any of its subsidiaries are party to with any director, officer or employee of Parent of any subsidiary of Parent.

5.5 Parent Reports.

(a) Parent has timely filed with or furnished to the SEC, and has heretofore made available to Target true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), required to be filed, furnished or submitted by it with the SEC or mailed to its shareholders pursuant to the Securities Act, the Exchange Act or rules promulgated thereunder since January 1, 2012 (collectively, the “Parent SEC Reports”). As of their respective dates (or, if any Parent SEC Reports were amended, as of the date such amendment was filed with the SEC), each Parent SEC Report, including any financial statements or schedules included therein and as amended, if amended, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules promulgated thereunder and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Parent SEC Report has occurred that would require Parent to file a Current Report on Form 6-K other than the execution of this Agreement.

(b) Copies of Parent’s prospectuses, financial statements, management discussion & analysis, annual information forms, management information circulars, material change reports and other public disclosure documents (including exhibits and amendments thereto, and documents incorporated by reference therein) filed with or furnished to the securities regulatory authorities in the Provinces of Canada in which Parent is a “reporting issuer” or equivalent (“Canadian Securities Regulatory Authorities”) since January 1, 2012 (collectively, the “Parent SEDAR Reports”) are available online through SEDAR. Parent has timely filed each of the Parent SEDAR Reports required to be filed or submitted by it or mailed to its shareholders pursuant to the applicable securities legislation (including any rules and regulation promulgated thereunder) of each of the Provinces of Canada in which Parent is a “reporting issuer” or equivalent. As of their respective dates (or, if any Parent SEDAR Reports were amended, as of the date such amendment was filed on SEDAR), each Parent SEDAR Report, including any financial statements or schedules included therein, (i) complied in all material respects with all applicable requirements of such applicable securities legislation and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading

(c) The Chief Executive Officer and Chief Financial Officer of Parent have made all certifications (without qualification or exception to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) if required to do so as of such dates pursuant to the applicable securities legislation (including any rules and regulation promulgated thereunder) of each of the Provinces of Canada in which Parent is a “reporting issuer” or equivalent, the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct.

(d) Except as disclosed in either the Parent SEC Reports or the Parent SEDAR Reports, neither Parent nor any of its officers has received any notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) To the Knowledge of Parent, each director and executive officer of Parent has filed all required insider reports under Canadian securities laws.

(f) Except as set forth in either the Parent SEC Reports or Parent SEDAR Reports, Parent is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable rules of the TSX and NYSE MKT.

5.6 Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included or incorporated by reference in the Parent SEDAR Reports has been or will be prepared from, and is or will be in accordance with, the books and records of Parent and its consolidated Subsidiaries, complies or will comply in all material respects with applicable accounting requirements and with the published rules and regulations of applicable Canadian securities law with respect thereto as in effect at the time of filing, has been or will be prepared in accordance with International Financial Reporting Standards (“IFRS”) (except as may be indicated in the notes thereto and subject, in the case of interim financial statements, to normal and recurring year-end adjustments that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent) and fairly presents or will fairly present the consolidated financial position of Parent and its Subsidiaries as of the date thereof and the consolidated results of operations, cash flows and changes in financial position of Parent and its Subsidiaries for the periods presented therein.

5.7 Absence of Undisclosed Liabilities. Except as and to the extent (i) set forth on the consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2013, including the notes thereto (the “2013 Parent Balance Sheet”), (ii) set forth on the unaudited consolidated balance sheet of Parent and its Subsidiaries as at September 30, 2014, including the notes thereto (the “September 30, 2014 Parent Balance Sheet”) (each of the 2013 Parent Balance Sheet and the September 30, 2014 Parent Balance Sheet as filed on SEDAR), or (iii) specifically and individually described in Section 5.7 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has any Liability required to be reflected or reserved against in a consolidated balance sheet of Parent prepared in accordance with IFRS as applied in preparing the 2013 Parent Balance Sheet or the September 2014 Parent Balance Sheet, as applicable, except for Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Parent.

5.8 Off-Balance Sheet Arrangements Neither the Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any "off balance sheet arrangements", as defined in Item 303(a) of Regulation S-K under the Exchange Act.

5.9 Absence of Certain Changes. Except as (i) disclosed in either the Parent SEC Reports or Parent SEDAR Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Parent Balance Sheet; (ii) contemplated by this Agreement, or (iii) set forth in Section 5.9 of the Parent Disclosure Letter, as of the date of this Agreement, except for Sections 5.9(a), 5.9(b) and 5.9(o) which shall be true as of the date of this Agreement and as of the Closing Date, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice since December 31, 2013 and since December 31, 2013:

(a) there has not been any change or development that, individually or in the aggregate, has had or would be reasonably likely to have had a Material Adverse Effect with respect to Parent;

(b) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or its Subsidiaries, whether or not covered by insurance;

(c) there has not been any amendment or change in the Parent’s organizational documents;

(d) there has not been any incurrence, creation or assumption of (i) any Lien on any of its assets or properties (other than Permitted Liens) or (ii) any Liability as a guarantor or surety with respect to the obligations of any Person other than a Subsidiary of the Parent other than in the ordinary course of business consistent with past practice;

(e) there has not been any increase or agreement to increase the wages, salaries or compensation payable to any officer, employee or director from the amount thereof in effect as of September 30, 2014, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice;

(f) there has not been a grant of, or change in, any severance or termination pay, other than with respect to new employment agreements entered into in the ordinary course of business consistent with past practice;

(g) the Parent has not entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons;

(h) the Parent has not adopted or amended, or accelerated the payment or vesting of benefits under, any Parent Benefit Plan;

(i) the Parent has not declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock;

(j) the Parent has not effected or authorized any split, combination or reclassification of any of Parent’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock, except for issuances of Parent Common Shares upon the exercise of Parent Options or Parent Warrants, in each case, in accordance with their terms at the time of exercise,

(k) there has not been any material change, and the Parent does not have Knowledge of any reason that would require any material change, in any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries or any revaluation of any of its assets;

(l) the Parent has not made or changed any material Tax election, or settled or compromised any material income Tax liability, or materially amended any Tax Return;

(m) the Parent has not acquired any material assets, or sold, leased, exchanged, transferred, licensed, farmed-out or otherwise disposed of any material assets, in each case other than in the ordinary course of business consistent with past practice;

(n) the Parent has not discharged or satisfied any Indebtedness or paid any obligation or Liability, other than current Liabilities incurred and paid in the ordinary course of business and consistent with past practice;

(o) there has not been the commencement of any action, suit, arbitration, mediation, proceeding, claim or investigation, or receipt notice of, or a threat of any action, suit, arbitration, mediation, proceeding, claim or investigation against the Parent and its Subsidiaries relating to any of its business, properties or assets; and

(p) the Parent has not made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

5.10 Taxes. Except as set forth in Section 5.10 of the Parent Disclosure Letter:

(a) Parent and each of its Subsidiaries have timely filed or will file all Tax Returns required by applicable Law to be filed by any of them prior to or as of the Closing Date. As of the Closing Date, the foregoing Tax Returns were true and correct and prepared in compliance with applicable law in all material respects. The unpaid Taxes of Parent or its Subsidiaries did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2013 Parent Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Parent and its Subsidiaries in filing their Tax Returns, and such reserve fully accounts for all Tax accrued or accruing for all periods up to the date of such 2013 Parent Balance Sheet. Neither Parent, nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. Parent has made available or will make available prior to the Closing Date true and complete copies of its Tax Returns to Parent for all periods beginning on or after January 1, 2010.

(b) Parent and each of its Subsidiaries have paid all Taxes due with respect to any period ending prior to or as of the Closing Date except where failure to pay any such Taxes will not have a Material Adverse Effect with respect to Parent. Parent and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, director, officer, agent, independent contractor, creditor, shareholder, or other third party, except where failure to pay or withhold any such Taxes will not have a Material Adverse Effect with respect to Parent.

(c) No Audit by a Tax Authority is pending or, to the Knowledge of Parent, threatened, with respect to any Tax Returns filed by, or Taxes due from, Parent or any of its Subsidiaries. No issue has been raised by any Tax Authority in any Audit of Parent or any of its Subsidiaries that, if raised with respect to any other period not so audited, reasonably could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries. No claim has ever been made in writing by a Tax Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes upon the assets of Parent or any of its Subsidiaries, except Liens imposed by operation of law for current Taxes not yet delinquent.

(d) Neither Parent nor any of its Subsidiaries has given any waiver of statutes of limitations relating to Taxes or executed a power of attorney with respect to Tax matters that, in either case, will be outstanding as of the Closing Date.

(e) There are no Tax sharing, Tax indemnity or similar agreements to which Parent or any of its Subsidiaries is a party or bound by or pursuant to which Parent or any of its Subsidiaries has any obligation or liability for Taxes except for agreements among Parent and its Subsidiaries.

(f) Except for the group of which Parent is currently the parent corporation, Parent has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group of corporations filing combined or unitary returns.

(g) Parent has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h) None of Parent or any of its Subsidiaries has any liability for Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502 -6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 within the two-year period preceding the date of this Agreement.

(j) None of Parent or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date or (iii) an installment sale or open transaction disposition made on or prior to the Closing Date.

(k) Neither Parent nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011 -4(c) (or any predecessor of such Treasury Regulation), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law) or (ii) any transaction required to be registered with the Internal Revenue Service under Code Section 6111 as in effect on or prior to December 31, 2013 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law).

(l) Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax Law) and (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local or foreign Tax Law).

5.11 Litigation. Except as specifically disclosed in either the Parent SEC Reports or Parent SEDAR Reports filed and publicly available prior to the Agreement Date or Section 5.11 of the Parent Disclosure Letter, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s Knowledge, threatened against or directly affecting Parent, any Subsidiary of Parent or any of the directors or officers of Parent or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor, that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect with respect to Parent if determined adversely to Parent, a Subsidiary of Parent or any such director or officer. Neither Parent nor any of its Subsidiaries, nor any officer, director or employee of Parent or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority that names such Person from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Parent or such Subsidiary nor, to the Knowledge of Parent, is Parent, any Subsidiary of Parent or any officer, director or employee of Parent or any of its Subsidiaries under investigation by any Governmental Authority. There has not been, and to the Parent’s Knowledge, there is not pending or contemplated, any investigation by the SEC involving the Parent or any current or former director or officer of the Parent.

5.12 Employee Benefit Plans; ERISA.

(a) Section 5.12(a) of the Parent Disclosure Letter contains a true and complete list of each plan, fund, contract, program, agreement and arrangement (whether written or not) for the benefit of present or former employees or directors, including those intended to provide pension, profit sharing, retirement, supplemental retirement, deferred compensation, equity incentive, or bonus or other incentive benefits (whether or not tax qualified and whether or not defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); disability, medical, dental, or other health insurance benefits, life insurance or other death benefit benefits (whether or not defined in Section 3(1) of ERISA); salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA) (i) to which Parent or any of its Subsidiaries is a party or by which it is bound, or (ii) with respect to which Parent or any of its Subsidiaries has made any payments or contributions or may otherwise have any liability, whether direct or indirect, (including any such plan or other arrangement formerly maintained by Parent or any of its Subsidiaries), (iii) that Parent or any of its Subsidiaries has committed to implement, establish, adopt or contribute to in the future, (iv) for which Parent or any of its Subsidiaries is or may be financially liable as a result of Parent’s affiliation with any company or any company’s shareholders which together with Parent or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the plan is maintained by the Parent or any of its Subsidiaries for the benefit of its employees or former employees), (v) for or with respect to which Parent or any of its Subsidiaries is or may become liable under any common law successor doctrine, express successor liability provision of Law, labor or employment Law or agreement with a predecessor employer (“Parent Benefit Plan”). Parent Benefit Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither Parent nor any of its affiliates has any present or potential Liability.

(b) With respect to each Parent Benefit Plan, (i) such plan has been administered in compliance with its terms and applicable Law in all material respects, (ii) each Parent Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is maintained under a prototype or volume submitter plan and with respect to which the Parent and the Parent ERISA Affiliates are entitled to rely upon a favorable opinion or advisory letter issued by the Internal Revenue Service, (iii) to the Knowledge of the Parent, there is no circumstance that will result in the revocation of any favorable determination letter, opinion letter or advisory letter issued by the Internal Revenue Service, (iv) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any Knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA, (v) no disputes are pending or, to the Knowledge of Parent or any Parent ERISA Affiliate, threatened, other than ordinary claims for benefits, nor is there any basis for such a proceeding, (vi) neither Parent nor any Parent ERISA Affiliate has engaged in, and neither Parent nor any Parent ERISA Affiliate has any Knowledge of any Person that has engaged in, any transaction prohibited by Section 406 of ERISA or Section 4975 of the Code, except for those which an exemption applies (vii) all contributions due have been made on a timely basis, (viii) all required reports, notices and descriptions related to the Parent Benefit Plan (including, but not limited to, those required by Parent Benefit Plan provisions, ERISA and the Code) have been distributed to participants or filed with the appropriate Governmental Authority, (ix) all contributions made or that will be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, (x) Parent is not liable (either directly or as a result of indemnification) for any excise Taxes, penalties, damages or equitable relief as a result of any violation under ERISA or any other applicable Law, (xi) no leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Parent Benefit Plan and (xii) no audit or examination by a Governmental Authority is currently pending (nor has notice been received regarding a potential audit or examination) and there are no pending submissions to a Governmental Authority.

(c) With respect to all Parent Benefit Plans, to the extent that the following documents exist, Parent has furnished Target with true and complete copies of: (i) the most recent determination letter, if any, received by the Parent or any Parent ERISA Affiliate from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor and the Internal Revenue Service), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the most recent plan year, (iv) Parent Benefit Plan documents, summary plan descriptions, trust agreements, insurance contracts, individual agreements, service agreements and all related contracts and documents (including any material employee summaries and material employee communications), and (v) all Internal Revenue Service or Department of Labor audit closing letters, audit finding letters, revenue agent findings and similar documents.

(d) Any Parent Benefit Plan, individual employment, severance or other compensatory agreement or arrangement with respect to which the Parent or any Parent ERISA Affiliate has any current or future obligation that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), complies in form and operation with the requirements under Code Section 409A and the Treasury Regulations issued thereunder (without regard to the effective date of such regulations) so as not to result in the imposition of additional Tax or interest to a service provider.

(e) No Parent Benefit Plan is a multiple employer plan (as defined in Section 413(c) of the Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, a plan that is intended to be qualified under Section 401(a), a welfare plan that is self-funded, a plan that owns employer stock or a plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(f) No present or former employees or directors of Parent or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits.

(g) No condition, agreement or Parent Benefit Plan provision limits the right of Parent or Merger Sub to amend, cut back or terminate any Parent Benefit Plan (except to the extent such limitation arises under ERISA). Each Parent Benefit Plan may be unilaterally amended or terminated in its entirety without liability except as to (i) benefits accrued thereunder prior to such amendment or termination or (ii) costs necessary to satisfy any notice periods described in such Parent Benefit Plan or funding vehicle.

(h) The execution, delivery, and performance by Parent of this Agreement or any Ancillary Agreement to which Parent is or will be a party and the consummation of the Transactions will not constitute an event under any Parent Benefit Plan that will (i) cause any Parent Benefit Plan to increase benefits payable to any participant or beneficiary, (ii) entitle any current or former employee or director of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, benefit or award, or (iii) modify or result in any payment (whether as severance pay or otherwise), acceleration, vesting, or increases in benefits, awards or compensation with respect to any employee of the Parent or Subsidiary of Parent, except as set forth in Section 5.12(f) of the Parent Disclosure Letter.

5.13 Environmental Liability. Except as set forth in Section 5.13 of the Parent Disclosure Letter or either the Parent SEC Reports or Parent SEDAR Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Parent Balance Sheet:

(a) The businesses of Parent and its Subsidiaries have been and are operated in compliance in all material respects with all applicable Environmental Laws.

(b) Neither Parent nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws, and, to Parent’s Knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has otherwise occurred at any property or facility currently or formerly owned, leased or operated by Parent or any of its Subsidiaries, including the Parent Real Property, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(c) Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the Knowledge of Parent, any other communication alleging or concerning any material violation by Parent or any of its Subsidiaries of, or responsibility or liability of Parent or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the Knowledge of Parent, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Parent or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Parent have any Knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d) Parent and its Subsidiaries have obtained and are in compliance in all material respects with all approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the Parent Real Property, Parent Improvements and the businesses of Parent and its Subsidiaries as currently conducted, and there are no pending or, to the Knowledge of Parent, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations. Parent does not have Knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any such approvals, permits, licenses, registrations and authorizations.

(e) Without in any way limiting the generality of the foregoing, to Parent’s Knowledge, (i) all offsite locations where Parent or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are and have been licensed and operating in all material respects with Environmental Laws and (ii) no PCBs, PCB-containing items, asbestos-containing materials, or radioactive materials are now or have been used or stored at any property owned, leased or operated by Parent or any of its Subsidiaries, except in compliance in all material respects with Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(f) No claims have been asserted or, to Parent’s Knowledge, threatened to be asserted against Parent or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed of by Parent or its Subsidiaries.

(g) No Lien has been attached or filed or is, to the Knowledge of Parent, threatened against Parent or its Subsidiaries in favor of any Person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Substances or (iii) any imposition of Liability.

(h) No property currently or formerly owned or operated by Parent or its Subsidiaries, including the Parent Real Property, is listed on a List, and neither the Parent nor its Subsidiaries have received any notice that any such property is being considered for listing on a List.

(i) All environmental audits, site assessments, risk assessments, and other environmental reports and studies, including summaries of any material test results or analytic data, conducted by, at the expense of, or on behalf of Parent or its Subsidiaries or that are otherwise in the possession of Parent or its Subsidiaries have been provided to Target.

5.14 Compliance with Applicable Laws. Parent and each of its Subsidiaries hold all approvals, licenses, permits, registrations, exemptions and similar authorizations from Governmental Authorities and other Persons necessary for the lawful conduct of their respective businesses as now conducted (the “Parent Permits”). Except as set forth in either the Parent SEC Reports or Parent SEDAR Reports, or in Section 5.14 of the Parent Disclosure Letter, Parent and each of its Subsidiaries have been and are in compliance with the terms of the Parent Permits and all applicable Laws in all material respects, and neither Parent nor any of its Subsidiaries has received any notice from any Person that the business of Parent or any of its Subsidiaries has been or is being conducted in violation of any applicable Law or the terms of any Parent Permit in any material respect. Neither Parent nor any Subsidiary has received any notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no Knowledge of any reasonable basis for any such termination, modification or non-renewal.

5.15 Insurance. Section 5.15 of the Parent Disclosure Letter sets forth a complete and accurate list of each insurance policy under which Parent or its Subsidiaries has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time during the past three years. Parent has made available or will make available prior to the Closing Date to Parent a true and complete copy of each such policy. With respect to each such policy, none of Parent, its Subsidiaries or, to Parent’s Knowledge, any other party to the policy is in material breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Parent does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy. Neither Parent nor any Subsidiary has received any notice that any of its policies cannot be renewed in the ordinary course of business, and has no Knowledge of any reasonable basis for any such non-renewal. All appropriate insurers under such insurance policies have been notified of all potentially insurable losses and pending litigation and legal matters, and no such insurer has informed either the Parent or any of its Subsidiaries of any denial of coverage or reservation of rights thereto. Section 5.15 of the Parent Disclosure Letter describes any self-insurance arrangements affecting Parent or its Subsidiaries.

5.16 Properties; Mining Claims.

(a) Section 5.16 of the Parent Disclosure Letter sets out all of the real property owned, held, leased or controlled, whether legally or beneficially for the benefit of Parent or the Parent Material Subsidiaries, as applicable, including all material (i) fee surface and mineral property (“Parent Fee Property”), (ii) unpatented mining claims (“Parent Mining Claims”), and (iii) real property leases, mining leases, surface use agreements, rights-of-way, easements, or other contracts with respect to real property (“Parent Property Contracts”). The Parent Fee Property, Parent Mining Claims and Parent Property Contracts will be collectively referred to hereinafter as the “Parent Real Property.”

(b) Except as provided in Section 5.16 of the Parent Disclosure Letter or either the Parent SEC Reports or Parent SEDAR Reports, Parent or its Subsidiaries own good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Parent Real Property, in each case free and clear of any Liens, other than Permitted Liens. Neither Parent nor its Subsidiaries have leased, subleased, optioned, mortgaged, or entered into other contract or agreement transferring any interest in the Parent Real Property, Property Contracts, Parent Water Rights, Parent Improvements, or Parent Listed Personal Property to any Person, and there are no actions, suits, administrative or other proceedings pending, or, to Parent’s Knowledge, threatened against any of the Parent Real Property. All ad valorem property and other Taxes assessed against the Parent Real Property have been timely and properly paid.

(c) Except as set forth in Section 5.16 of the Parent Disclosure Letter, (i) all annual labor and assessment work, rental fees or maintenance fees, license, royalty, and tax fees, and filings with any Governmental Authority required to hold the Mining Claims and the Property Contracts have been properly and timely performed, paid or filed, in all material respects, and all affidavits of annual labor and assessment work and other filings required to maintain the Mining Claims in good standing have been properly and timely recorded and filed with the appropriate Governmental Authorities; (ii) the Mining Claims and Property Contracts are free and clear of any claims or Liens except for Permitted Liens, and there are no material conflicting claims by a third party with respect to the lands covered by the Mining Claims or Property Contracts; and (iii) there are no royalties or similar types of obligations payable or required to be paid to any Person having an interest in the Mining Claims or Property Contracts.

(d) All Property Contracts are in good standing, valid and effective in accordance with their respective terms, Parent and its Subsidiaries have performed all of their respective material obligations thereunder, and there is not, under any of such Property Contracts any existing default or event of default (or event which with notice or lapse or time, or both would constitute a default; or would constitute a basis of force majeure or other claim of excusable delay or non-performance) of Parent or its Subsidiaries or the other party to the Property Contract. To Parent’s Knowledge, the party granting Parent or its Subsidiaries rights to the properties covered by those Property Contracts owns good and marketable title to those properties, free and clear of all Liens, other than Permitted Liens.

(e) Section 5.16(e) of the Parent Disclosure Letter sets out water rights owned, held, leased or controlled, whether legally or beneficially for the benefit of Parent or its Subsidiaries, as applicable, including all surface and underground water and water rights, including but not limited to certificates, licenses, and permits, together with all applications for water rights or applications or permits for the use, transfer or change of water rights, ditch and ditch rights, well and well rights, reservoir and reservoir rights, stock or interests in irrigation or ditch companies appurtenant to the Parent Real Property and all other rights to water for use at or in connection with the Parent Real Property or the mining of minerals from the Parent Real Property (“Parent Water Rights”). Except as set forth in Section 5.16(e) of the Parent Disclosure Letter, (i) Parent or its Subsidiaries own good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Parent Water Rights, free and clear of all Liens, except for Permitted Liens, and (ii) the Parent Water Rights are sufficient to conduct the operations and activities of the Parent and its Subsidiaries as they are currently being conducted and are contemplated to be conducted.

(f) Except as set forth in Section 5.16(f) of the Parent Disclosure Letter, (i) Parent owns good and marketable title to an undivided one hundred percent (100%) interest in and to all improvements (“Parent Improvements”) to the Parent Real Property and personal property (“Parent Listed Personal Property”) free and clear of all Liens except for Permitted Liens, and (ii) all Parent Improvements and Parent Listed Personal Property are suitable for the purposes for which they are currently used by Parent.

(g) Except as set forth in Section 5.16(g) of the Parent Disclosure Letter, Parent or its Subsidiaries owns or leases all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate its business and their business as currently conducted.

(h) Except as disclosed in Section 5.16(h) of the Parent Disclosure Letter, Parent or its Subsidiaries have now and, immediately following the consummation of the transactions contemplated by this Agreement, will have the right to occupy and use each of their Material Real Properties and Parent Improvements in the same manner currently occupied and used by Parent or its Subsidiaries to conduct their business as presently conducted.

(i) Parent or its Subsidiaries is not obligated under any forward sale or advanced sale contract with respect to minerals produced or producible from the Parent Real Property under which sales proceeds are paid by the purchaser in advance of delivery.

(j) Parent has made available to Target all information, data, geological and geophysical test results, maps and surveys in the possession of Parent or its Subsidiaries that might reasonably be expected to be material to a prospective purchaser of the Parent or that have been requested by Target relating to Parent or its Subsidiaries and their properties and business, and Parent and its Subsidiaries have not withheld from Parent Parties any such information, data, test results, maps or surveys. Parent represents and warrants that all such information, data, test results, maps and surveys were prepared or procured by Parent or its Subsidiaries in the ordinary course of business.

(k) Each of the technical reports prepared by or on behalf of Parent and filed by Parent on SEDAR (the “Parent 43-101 Technical Reports”) was prepared in good faith and in the ordinary course of business and in accordance with the requirements of NI 43-101. To Parent’s Knowledge, the estimates of mineral reserves and resources reflected in the Target 43-101 Technical Reports were estimated in good faith using methods and based on assumptions considered reasonable at the time of estimation on the basis of drill and test data generated and compiled in accordance with prudent mining and engineering practice. The mine plans of Parent listed in Section 5.16 of the Parent Disclosure Letter, including the financial forecasts and budgets included therein and the studies related thereto (i) have been prepared by management of Parent in good faith and in the ordinary course of business, and (ii) are based on assumptions, including assumptions relating to mining operations, capital and operating costs and production rates, that are considered by management to be reasonable, as at the date the mine plans were prepared, for the purpose of planning the future mining operations of Parent, provided that Target acknowledges that Parent provides no assurance as to the future uranium prices used in such mine plans, other than where the uranium prices reflect contractual prices for uranium to be delivered under existing supply agreements.

5.17 Material Contracts. Parent has provided or will make available to Target prior to the Closing Date true and complete copies of all Material Contracts unless otherwise available in either Parent SEC Reports or Parent SEDAR Reports, and has referenced each of such Material Contracts in Section 5.17 of the Parent Disclosure Letter. Except as set forth in Section 5.17 of the Parent Disclosure Letter, each Material Contract is valid and binding and in full force and effect and Parent and each of its Subsidiaries have performed all obligations required to be performed by them under each Material Contract in all material respects. To Parent’s Knowledge, there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any material breach of or violation or default under, any of the terms, conditions or provisions of any Material Contract and neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder that would be reasonably likely to have a Material Adverse Effect with respect to Parent. Subject to the Enforceability Exception, each Material Contract is enforceable by Parent or its applicable Subsidiary in accordance with its terms.

5.18 Required Shareholder Vote. The affirmative vote of the holders, as of the record date, of a majority of the Parent Common Shares voted in person or represented by proxy and entitled to vote thereon at a duly convened and held shareholder meeting at which a quorum is present (the “Parent Shareholders’ Approval”) is the only vote required of the holders of any class or series of Parent’s common shares that shall be necessary to adopt this Agreement and to consummate the Transactions.

5.19 Operations of Merger Sub. Merger Sub is an indirect wholly owned subsidiary of Parent, and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

5.20 Form F-4 and Proxy Statement/Prospectus. None of the information to be supplied by Parent or Merger Sub expressly for inclusion in (a) the Form F-4 or (b) the Proxy Statement/Prospectus, in each case, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the Target shareholders, at the time of the Target Meeting and at the Effective Time, and, in the case of the Form F-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.21 Fairness Opinion; Board Approval.

(a) Parent’s board of directors has received a written opinion dated January 2, 2015 from Roth Capital Partners, LLC (“Roth”) to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of the Parent Common Shares. A true and complete copy of such opinion has been provided to Target.

(b) Parent’s board of directors, at a meeting duly called and held, unanimously (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the shareholders of Parent, (ii) approved this Agreement and the Transactions and (iii) recommended approval and adoption of this Agreement and the Merger and the Transactions by the shareholders of Parent.

5.22 Controls and Procedures. Except as set forth in either the Parent SEC Reports or Parent SEDAR Reports, Parent has established and maintains “disclosure controls and procedures” that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it is required to file under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under applicable Laws (including applicable securities Laws) with respect to such reports. Except as set forth in Section 5.22 of the Parent Disclosure Letter, or either the Parent SEC Reports or Parent SEDAR Reports, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under applicable Laws (including applicable securities Laws and Section 404 of the Sarbanes-Oxley Act). Parent has made or will make available to Target prior to the Closing Date true and complete copies of any disclosures made by management to Parent’s auditors and audit committee regarding such significant deficiencies or material weaknesses. Parent has no Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the board of directors of Parent or any committee thereof or to any director or officer of Parent. Parent has not granted any waivers with respect to its policies regarding ethical conduct.

5.23 Parent Common Shares. The Parent Common Shares issuable upon conversion of the Target Common Shares upon the completion of the Merger will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and nonassessable.

5.24 Substituted Options and Assumed Warrants. The Substituted Options and Assumed Warrants will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued and binding obligations of Parent, enforceable against Parent in accordance with their terms, and any Parent Common Shares issued upon exercise thereof in accordance with the terms of the relevant option plan, option agreement or warrant indenture will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

5.25 Intellectual Property. Except as set forth in Section 5.25 of the Parent Disclosure Letter, the Parent owns, licenses or otherwise possesses title to or the right to use all patents, trademarks, service marks, trade names, registered copyrights and applications therefor owned by or registered in the name of Parent, together with all other material intellectual property assets, including computer software, owned or licensed by Parent, and, in either case, used by the Parent in connection with the operation and conduct of its business (collectively, the “Parent Intellectual Property”). The Parent Intellectual Property set forth in Section 5.25 of the Parent Disclosure Letter constitutes all material intellectual property used by the Parent in connection with the conduct and operation of its business. Except as set forth in Section 5.25 of the Parent Disclosure Letter, Parent will have the right to use the Parent Intellectual Property following the Closing. To the Knowledge of Parent, it is not infringing any valid patent right, trademark, service mark, trade name, copyright or other intellectual property right of any third party in connection with its use of the Parent Intellectual Property that would be reasonably likely to have a Material Adverse Effect with respect to Parent.

5.26 Affiliate Transactions. In addition to those identified in either the Parent SEC Reports or Parent SEDAR Reports, Section 5.26 of the Parent Disclosure Letter contains a complete and accurate list of all agreements, contracts, commitments or transactions (other than Parent Benefit Plans), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their officers, directors or affiliates (or any affiliates of such officers or directors), on the other hand, are or have been a party or are otherwise bound or affected and that (a) are currently pending or proposed, in effect or have been in effect at any time since September 30, 2014 or (b) involve continuing Liabilities and obligations to or of Parent or any of its Subsidiaries.

5.27 Brokers. No broker, finder or investment banker (other than Cantor Fitzgerald (“Cantor”) and Roth), the fees and expenses of which will be paid by Parent at Closing) is entitled to any brokerage, finder’s fee or other fee or commission payable by Parent or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Parent or any of its Subsidiaries. Parent has heretofore furnished to Target a true and complete copy of all agreements between (i) Parent and Cantor and (ii) Parent and Roth, pursuant to which such firm would be entitled to any payment relating to the Transactions.

5.28 Takeover Matters. The Parent does not have any applicable anti-takeover provision in its articles of incorporation or bylaws. Parent and Parent’s board of directors have each taken all actions necessary to be taken such that the Parent Rights Plan is not, or at the Effective Time will not be, applicable to Target, Merger Sub, the Voting Agreements, this Agreement or the Transactions.

5.29 Related Party Transactions. Except as set forth in the Parent SEDAR Reports, the Parent has not, and, to the knowledge of the Parent, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Parent, any member of their immediate families (i) acquired or have the use of property for proceeds greater than the fair market value thereof, (ii) received services or have the use of property for consideration other than the fair market value thereof, or (iii) received interest or any other amount other than at a fair market value rate from any person with whom it does not deal at arm’s length within the meaning of applicable taxation acts. Except as set forth in the Parent SEDAR Reports, the Parent has not, and, to the knowledge of the Parent, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Parent, any member of their immediate families (i) disposed of the property for proceeds less than the fair market value thereof, (ii) performed services for consideration other than the fair market value thereof or (iii) paid interest or any other amount other than at a fair market value rate to any person with whom it does not deal at arm’s length within the meaning of applicable acts. Except as set forth in the Parent SEDAR Reports and to the knowledge of the Parent, none of the officers, directors and employees of the Parent, no shareholder of the Parent and no immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than ten percent (10%) of the equity ownership of any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Parent. Since the date of 2013 Parent Balance Sheet, no event has occurred that would be required to be reported as a “certain relationship of related transaction” pursuant to Item 404 of Regulation S-K of the SEC.

5.30 Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.

(a) Parent and its Subsidiaries have complied with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws.

(b) Neither Parent nor any of its Subsidiaries nor any director, officer, agent, employee or representative of Parent or any of its Subsidiaries at the direction of or on behalf of Parent or any of its Subsidiaries corruptly or otherwise illegally offered or gave anything of value to: (i) any official, employee or representative of a Governmental Authority, any political party or official thereof, or any candidate for political office; or (ii) any other Person, in any such case while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any official, employee or representative of a Governmental Authority, any political party or official thereof, or candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person, in his or her official capacity, including a decision to fail to perform his or her official function; (y) inducing such Person to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist in obtaining or retaining business or to secure an improper business advantage; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist Parent or any of its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person or in securing any improper advantage.

(c) There have been no false or fictitious entries made in the books or records of Parent or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund and neither Parent nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.

5.31 Books and Records. To the Knowledge of the Parent and its Subsidiaries, the minute books and other similar records of the Parent and its Subsidiaries for the most recent three full fiscal years and any interim period contain a true and complete record, in all material respects, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors (and other similar governing bodies) and committees of the boards of directors (and other similar governing bodies) of the Parent and its Subsidiaries.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Conduct of Business by Target Pending the Merger. From the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, except as set forth in Section 6.1 of the Target Disclosure Letter, as otherwise specifically contemplated by this Agreement, or as required by applicable Law, by a Governmental Authority of competent jurisdiction or by the rules or requirements of the TSX, Target agrees that it shall conduct its business in all material respects in the ordinary course consistent with past practice, shall use its commercially reasonable efforts to preserve intact its business organizations and goodwill, including, keeping available the services of its officers, employees and consultants and maintaining reasonably satisfactory relationships with vendors, customers and others having business relationships with it, subject to the terms of this Agreement, and, by way of amplification and not limitation, shall not (without the prior written consent of Parent, which consent shall not be unreasonably withheld):

(a) amend or propose to amend its articles of incorporation or bylaws or other organizational documents;

(b) (i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities, (iii) split, combine or reclassify any shares of its capital stock or (iv) issue any other securities in respect of, in lieu of or in substitution for shares of Target’s capital stock, except for issuances of Target Common Shares upon the exercise of Target Stock Options or Target Warrants, in each case, in accordance with their terms at the time of exercise;

(c) issue, sell, pledge, dispose of or encumber any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than upon the exercise of Target Stock Options outstanding on the Agreement Date and disclosed in the Target Disclosure Letter), or enter into any amendment of any term of any outstanding security;

(d) (i) incur or assume any Indebtedness except Indebtedness incurred in the ordinary course of business and consistent with past practice and in no event exceeding $1,500,000 in the aggregate or as otherwise set out in the document titled “5-Year URZ Operating Summary” provided by Target to Parent (the “Target Budget”), (ii) modify the terms of any Indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business and consistent with past practice and in no event exceeding $200,000 in the aggregate or as otherwise set out in the Target Budget, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than short-term investments of cash in the ordinary course of business);

(e) subject any assets to, incur, create or assume, any Lien other than a Permitted Lien or any Liability as a guarantor or surety with respect to the obligations of any Person other than in the ordinary course of business consistent with past practice;

(f) (i) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business in salaries or wages of employees of Target who are not directors or officers of Target, (ii) adopt, amend (other than amendments that reduce the amounts payable by Target, or amendments required by Law or otherwise to comply with ERISA, the Code or other applicable Law) or assume an obligation to contribute to, any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person or amend any such existing contracts to increase or accelerate the payment or provision of any amounts payable or benefits provided thereunder, (iii) engage in any transaction in connection with which Target could be subject (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iv) terminate any of the Target Benefit Plans, or take any other action with respect to a Target Benefit Plan that could result in Liability to any Person, (v) take any action that could adversely affect a Target Benefit Plan’s compliance with the applicable requirements of ERISA, (vi) fail to make full payment when due of all amounts which, under the provisions of any Target Benefit Plans, any agreement relating thereto or applicable Law, such party is required to pay as contributions thereto, (vii) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Target Benefit Plans or (viii) adopt or amend, or accelerate the payment or vesting of benefits under, any Target Benefit Plan;

(g) acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or Person, exceeding $1,000,000;

(h) sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $1,000,000;

(i) transfer, sell, pledge, encumber or dispose of any capital stock or other equity interest in any Subsidiary, other than in connection with 6.1(h);

(j) incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation, other than in the ordinary course of business, as contemplated in current mine plans or as otherwise previously disclosed to Parent;

(k) make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Tax Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Target;

(l) (i) except as set forth in clause (ii), pay, discharge or satisfy any material account payable or other material Liability beyond or in advance of its due date or the date when such account payable or Liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $1,000,000 in the aggregate for all claims;

(m) make any change in any method of accounting or accounting practice or procedure except for any such change required by GAAP;

(n) enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, provided that nothing contained herein shall restrict Target from entering into confidentiality agreements and property acquisition agreements which contain “area of interest” restrictions typical in the mining industry in connection with transactions permitted under Section 6.1(g);

(o) enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement;

(p) enter into any agreement or transaction that would be required to be disclosed in the Target Disclosure Letter pursuant to Section 4.21 regarding affiliate transactions if such agreement or transaction had been entered into prior to the Agreement Date;

(q) grant, or change, any severance or termination pay, other than with respect to employment agreements entered into with new employees in the ordinary course of business consistent with past practice;

(r) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its Affiliates, including any transactions, agreements, arrangements or understandings with any Affiliate or other Person covered under Item 404 of Regulation S-K under the Securities Act, that would be required to be disclosed under Item 404;

(s) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), affecting in whole or in part any site of employment, facility, operating unit or employee of Target;

(t) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(u) (i) enter into, amend, modify, or terminate, or make any commitment in respect of, any contract or agreement that is material to the business, properties, assets, financial condition or results of operations of Target, including, without limitation, any Material Contract, except in the ordinary course of business consistent with past practice, or (ii) enter into any contract or agreement that limits or otherwise restrains Target from competing in or conducting any line of business or engaging in business in any significant geographic area;

(v) cause or allow any material insurance policies (or substantial equivalents thereof) to lapse or terminate;

(w) pay, discharge, settle or satisfy any lawsuit or threat of any lawsuit or proceeding or other investigation against Target or relating to its business, properties or assets, other than (i) in the ordinary course of business for amounts not in excess of $500,000 in any case, and not to exceed $1,000,000 in the aggregate, (ii) pursuant to existing contractual obligations, or (iii) worker’s compensation claims in the ordinary course of business;

(x) except as may be required by applicable Law, settle any material audit with respect to Taxes or file any amended Tax return that would materially alter the Tax obligation of Target or its Subsidiaries;

(y) take any action that would result in the breach of any representation and warranty of Target hereunder (except for representations and warranties made as of a specific date) such that Parent would have the right to terminate this Agreement;

(z) enter into or make any loans to any of its officers, directors or employees or make any change in its borrowing or lending arrangements for or on behalf of any of such Persons; or

(aa) agree to commit to any of the foregoing.

6.2 Conduct of Business by Parent Pending the Merger. From the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, except as set forth in Section 6.2 of the Parent Disclosure Letter, as otherwise specifically contemplated by this Agreement, or as required by applicable Law, by a Governmental Authority of competent jurisdiction or by the rules or requirements of the TSX, Parent agrees that it shall conduct its business and the business of its Subsidiaries in all material respects in the ordinary course consistent with past practice, shall use its commercially reasonable efforts to preserve intact its business organizations and goodwill, including, keeping available the services of its officers, employees and consultants and maintaining reasonably satisfactory relationships with vendors, customers and others having business relationships with it, subject to the terms of this Agreement, and, by way of amplification and not limitation, shall not, and shall cause its Subsidiaries not to (without the prior written consent of Target, which consent shall not be unreasonably withheld):

(a) amend or propose to amend its articles of incorporation or bylaws or other organizational documents;

(b) (i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities or (iii) split, combine or reclassify any shares of its capital stock;

(c) issue, sell, pledge, dispose of or encumber any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than in the ordinary course of business, upon the exercise of Parent Stock Options outstanding on the Agreement Date and disclosed in the Parent Disclosure Letter), or enter into any amendment of any term of any outstanding security, or as otherwise set out in Section 6.2 of the Parent Disclosure Letter;

wholly owned Subsidiaries of Parent, or by such Subsidiaries to Parent and other than short-term investments of cash in the ordinary course of business);

(e) subject any assets to, incur, create or assume, any Lien other than a Permitted Lien or any Liability as a guarantor or surety with respect to the obligations of any Person other than in the ordinary course of business consistent with past practice;

(f) (i) engage in any transaction in connection with which Parent or any of its Subsidiaries could be subject (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (ii) terminate any of the Parent Benefit Plan that could result in Liability to any Person, (iii) take any action that could adversely affect a Parent Benefit Plan’s compliance with the applicable requirements of ERISA, (iv) fail to make full payment when due of all amounts which, under the provisions of any Parent Benefit Plans, any agreement relating thereto or applicable Law, such party is required to pay as contributions thereto, or (v) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Parent Benefit Plans or (vii) adopt or amend, or accelerate the payment or vesting of benefits under, any Target Benefit Plan;

(g) acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or Person, exceeding $1,000,000;

(h) sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $1,000,000;

(i) transfer, sell, pledge, encumber or dispose of any capital stock or other equity interest in any Subsidiary other than in connection with Section 6.2(h);

(j) incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation, other than in the ordinary course or as contemplated in current mine plans or as otherwise previously disclosed to Target;

(k) make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Tax Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Parent and its Subsidiaries taken as a whole;

(l) (i) except as set forth in clause (ii), pay, discharge or satisfy any material account payable or other material Liability beyond or in advance of its due date or the date when such account payable or Liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $1,000,000 in the aggregate for all claims;

(m) enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, provided that nothing contained herein shall restrict Parent from entering into confidentiality agreements and property acquisition agreements which contain “area of interest” restrictions typical in the mining industry in connection with transactions permitted under Section 6.2(g);

(n) enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement in circumstances where the sum of (i) the assets of Parent involved, and (ii) the amount of the obligations and liabilities assumed or agreed to by Parent, is in excess of $5,000,000;

(o) make any change in any method of accounting or accounting practice or procedure except for any such change required by IFRS;

(p) enter into any agreement or transaction that would be required to be disclosed in the Parent Disclosure Letter pursuant to Section 5.26 regarding affiliate transactions if such agreement or transaction had been entered into prior to the Agreement Date;

(q) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its Affiliates, including any transactions, agreements, arrangements or understandings with any Affiliate or other Person covered under Item 404 of Regulation S-K under the Securities Act, that would be required to be disclosed under Item 404;

(r) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of Parent;

(s) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(t) (i) enter into, amend, modify, or terminate, or make any commitment in respect of, any contract or agreement that is material to the business, properties, assets, financial condition or results of operations of Parent, including, without limitation, any Material Contract, except in the ordinary course of business consistent with past practice and provided that, for the purposes of this subparagraph (i), a commitment will not be considered material unless the amount of the obligations or liabilities assumed or agreed to by Parent under such commitment are in excess of $5,000,000, or (ii) enter into any contract or agreement that limits or otherwise restrains Parent from competing in or conducting any line of business or engaging in business in any significant geographic area;

(u) cause or allow any material insurance policies (or substantial equivalents thereof) to lapse or terminate;

(v) pay, discharge, settle or satisfy any lawsuit or threat of any lawsuit or proceeding or other investigation against Parent or relating to its business, properties or assets, other than (i) in the ordinary course of business for amounts not in excess of $500,000 in any case, and not to exceed $1,000,000 in the aggregate, (ii) pursuant to existing contractual obligations, or (iii) worker’s compensation claims in the ordinary course of business;

(w) except as may be required by applicable Law, settle any material audit with respect to Taxes or file any amended Tax return that would materially alter the Tax obligation of Parent or its Subsidiaries;

(x) take any action that would result in the breach of any representation and warranty of Parent hereunder (except for representations and warranties made as of a specific date) such that Target would have the right to terminate this Agreement; or

(y) agree to commit to any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access to Information; Confidentiality.

(a) Subject to Section 7.1(b), from the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, Target shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) reasonable access during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of Target to the facilities, offices, properties, technology, processes, books, business and financial records, officers, employees, business plans, budget and projections, customers, suppliers and other information of the Target, and the work papers of its independent accountants, and otherwise provide such assistance as may be reasonably requested by such party in order that the other party has a reasonable opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of the Target; and (ii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, Liabilities, personnel and other aspects of Target as reasonably requested. Subject to Section 7.1(b), from the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, Parent shall (i) provide to Target (and Target’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) reasonable access during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of Parent and its Subsidiaries to the facilities, offices, properties, technology, processes, books, business and financial records, officers, employees, business plans, budget and projections, customers, suppliers and other information of the Parent and its Subsidiaries, and the work papers of its independent accountants, and otherwise provide such assistance as may be reasonably requested by such party in order that the other party has a reasonable opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of the Parent and its Subsidiaries; and (ii) furnish promptly to Target such information concerning the business, properties, contracts, assets, Liabilities, personnel and other aspects of Parent and its Subsidiaries as reasonably requested. Each of Parent and Target shall use its reasonable efforts to give prompt notice to the other party of any event or circumstance of which it becomes aware that results in any representation or warranty made by such party contained in this Agreement being untrue or inaccurate in any material respect or Target, Parent or Merger Sub, as the case may be, being unable to comply with or satisfy any of its covenants or agreements hereunder; provided, however, that the receipt of any information or the delivery of any notice pursuant hereto shall not limit or otherwise affect either party’s rights or obligations under this Agreement.

(b) Each of Target and Parent (and each of Target’s and Parent’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, respectively) shall hold in confidence all nonpublic information so received in accordance with the terms of the Confidentiality Agreement. If this Agreement is terminated, the Confidentiality Agreement shall continue in full force and effect and shall apply to any information delivered by either party to the other in connection with this Agreement.

7.2 Non-Solicitation and Acquisition Proposals.

(a) Except as otherwise provided for in this Agreement each of Parent and Target agrees that neither it nor any of its Subsidiaries shall, and Parent and Target shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to:

(i) solicit, assist, initiate, knowingly encourage or facilitate (including by way of discussion (other than to state they are not permitted to have discussions), negotiation, furnishing information, permitting any visit to any facilities or properties of Target or Parent or their respective Subsidiaries, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposal or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage or participate in any discussions (other than to state they are not permitted to have discussions) or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Target, Parent, and their Representatives) regarding any Acquisition Proposal or Potential Acquisition Proposal (as defined below);

(iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the other party, the approval or recommendation of the Transactions by such party’s board of directors or any of its committees except where a Material Adverse Effect in respect of the other party has occurred and such party’s board of directors has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with the fiduciary duties of the directors of such party to continue to recommend the Transactions;

(iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal;

(v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 7.2(e)); or

(vi) release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

(b) Target and Parent shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any Person (other than Parent, Target, or any of their Representatives) by Target, Parent, or any of their Representatives with respect to any Acquisition Proposal or any Potential Acquisition Proposal. Target and Parent shall immediately cease to provide any Person (other than Parent, Target, or any of their Representatives) with access to information concerning Target or Parent in respect of any Acquisition Proposal or any Potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any Person (other than Parent, Target, or any of their Representatives) that has entered into a confidentiality agreement with Target or Parent relating to any Acquisition Proposal or Potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honored.

(c) Target and Parent shall ensure that their Representatives are aware of the prohibitions in this Section 7.2 and shall be responsible for any breach of this Section 7.2 by their Representatives.

(d) Parent and Target shall promptly (and in any event within 24 hours) notify the other party, at first orally and then in writing, of any proposal, inquiry, offer or request received by Target, Parent, or their Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal (a “Potential Acquisition Proposal”); (ii) for discussions or negotiations in respect of an Acquisition Proposal or Potential Acquisition Proposal; or (iii) for non-public information relating to Target or Parent, or any of their respective Subsidiaries, access to properties, books and records or a list of the holders of Target's shares, Parent’s shares or the shareholders of any of their respective Subsidiaries. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and Target or Parent shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that Parent or Target may reasonably request. Target shall keep Parent, and Parent shall keep Target promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the other party with respect thereto.

(e) Notwithstanding Section 7.2(a), following the receipt by Target or Parent of a bona fide written Acquisition Proposal made after the date of this Agreement that did not result from any breach of Section 7.2(a), Target, Parent, or their Representatives may:

(i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii) if the board of directors of Target or Parent, as applicable, determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal:

(A) furnish information with respect to Target or Parent and its Subsidiaries, as applicable, to the Person making such Acquisition Proposal and its Representatives only if such Person has entered into a confidentiality agreement that contains provisions that are not less favorable to Target (or Parent) than those contained in the Confidentiality Agreement, (an “Acceptable Confidentiality Agreement”), provided that Target or Parent, as applicable, sends a copy of such confidentiality agreement to Parent or Target, as applicable, promptly following its execution and Parent or Target, as applicable, is promptly provided with a list of, and access to (to the extent not previously provided to Parent or Target, as applicable) the information provided to such Person; and

(B) engage in discussions and negotiations with the Person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period (as defined below).

(f) Notwithstanding Section 7.2(a), Target or Parent may (i) enter into an agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 7.2(e)) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Transactions and recommend or approve an Acquisition Proposal that is a Superior Proposal (an “Adverse Recommendation Change”), provided:

(i) Target or Parent shall have complied with its obligations under this Section 7.2;

(ii) the board of directors of Target or the board of directors of Parent, as applicable, has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal;

(iii) Target or Parent has delivered written notice to the other party of the determination of the board of directors of Target or the board of directors or Parent, as applicable, that the Acquisition Proposal is a Superior Proposal and of the intention of the board of directors of Target or the board of directors of Parent, as applicable, to approve or recommend such Superior Proposal and/or of Target or Parent, as applicable, to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the Person making such Superior Proposal that is capable of acceptance by Target or Parent, as applicable, and a summary of the valuation analysis attributed by the board of directors of Target or the board of directors of Parent, as applicable, in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors, and together with a summary analysis articulating why the Acquisition Proposal is determined by the board of directors of Target or the board of directors of Parent to be a Superior Proposal (the "Superior Proposal Notice");

(iv) at least five Business Days have elapsed since the date the Superior Proposal Notice was received by Parent or Target, which five Business Day period is referred to as the "Match Period";

(v) if Parent (or Target) has offered to amend the terms of the Transaction and this Agreement during the Match Period pursuant to Section 7.2(g) below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Transaction offered by Parent (or Target) at the termination of the Match Period; and

(vi) Target or Parent, as applicable, terminates this Agreement in compliance with the terms of this Section 7.2 and Target or Parent, as applicable, has previously paid or, concurrently with termination, pays in cash a break fee of US$5 million to the other party.

(g) During the Match Period, Parent or Target shall have the opportunity, but not the obligation, to offer to amend the terms of the Transaction and this Agreement and Target and Parent shall cooperate with the other party with respect thereto, including negotiating in good faith with the other party to enable the other party to make such adjustments to the provisions of the Transaction and this Agreement as the other party deems appropriate and as would enable the other party to proceed with the Transaction on such adjusted provisions. The board of directors of Target or the board of directors of Parent shall review any such offer by the other party to amend the terms of the Transaction and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the other party’s offer to amend the Transaction and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Transaction and this Agreement offered by the other party. If the board of directors of Target or board of directors of Parent, as applicable, determines that the Acquisition Proposal would cease to be a Superior Proposal, Target and Parent shall enter into an amendment to this Agreement reflecting the offer by the other party to amend the terms of the Transaction and this Agreement.

(h) The board of directors of Target or the board of directors of Parent, as applicable, shall reaffirm its recommendation of the Transaction by news release promptly after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the board of directors of Target (or the board of directors of Parent) determines that a proposed amendment to the terms of the Transaction and this Agreement would result in the Acquisition Proposal not being a Superior Proposal and the other party has so amended the terms of the Transaction; or (iii) the written request of Parent (or Target) given on or within five Business Days ending the Business Day before a meeting of Target or Parent shareholders called to consider approving the Transaction. Parent, Target and their legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release and Target or Parent shall incorporate all reasonable comments made by the other party and its legal advisors.

(i) Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 7.2.

(j) Nothing contained in this Section 7.2 shall prohibit Target or the Target’s board of directors or Parent or Parent’s board of directors from (i) disclosing to the shareholders of Target or Parent, as applicable, a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act if the Target’s board of directors or Parent’s board of directors, as applicable, determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties; provided that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 7.2 (for the avoidance of doubt, it being agreed that the issuance by Target or Target’s board of directors or Parent or Parent’s board of directors, as applicable, of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9(f) promulgated under the Exchange Act, shall not constitute an Adverse Recommendation Change).

7.3 Cooperation. Subject to compliance with applicable Law, from the Agreement Date until the Effective Time, each of Parent and Target shall confer on a regular and frequent basis with one or more representatives of the other to report on their respective material operational matters and the general status of ongoing operations and each party shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the Transactions.

7.4 Publicity. Neither Target, Parent nor any of their respective affiliates or representatives shall issue or cause the publication of any press release or other announcement with respect to the Transactions other than a joint press release of Target and Parent announcing the execution of this Agreement or without the prior consultation of the other party, except as may be required by applicable Law, and each party shall use its reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as each such other party may have, prior to such release or other announcement. For the avoidance of doubt, the provisions of this Section 7.4 do not apply to (i) any announcement, document or publication in connection with an Acquisition Proposal, Superior Proposal or Adverse Recommendation Change or (ii) any disclosure by Target or Parent of any information concerning this Agreement or the Transactions in connection with any dispute between the parties regarding this Agreement, the Merger or the Transactions.

7.5 Filings. Each party shall make all filings such party is required to make in connection herewith or desirable to achieve the purposes contemplated hereby, including all required or advisable filings under or relating to the HSR Act, or the rules and regulations promulgated by the United States Nuclear Regulatory Commission, shall respond as promptly as practicable to all inquiries or requests for information received from a Governmental Authority in relation to such filings or notices for additional information or documentation and shall cooperate as needed with respect to any such filings by any other party. Each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or appropriate to resolve the objections, if any, as may be asserted by the agencies or any other authority with respect to the transactions contemplated by this Agreement under any antitrust or competition laws or regulations; provided that no party shall be required to take any action under this Section 7.5 that would, or would be reasonably likely to, materially frustrate the financial or other business benefits reasonably expected to be derived by such party from the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Parent nor Target shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Authority, any requirement to divest or hold separate or in trust (or the imposition of any other material condition or restriction with respect to) any of the respective businesses or assets of Parent, Merger Sub, Target or any of their respective Subsidiaries.

7.6 Employee Matters

(a) On and after the Closing, until at least the 90th day after the Closing, Parent shall cause the Surviving Entity to provide each employee of Target or any of its affiliates who is retained by the Surviving Entity or any of their affiliates following the Closing (each, a “Continuing Employee”) with (i) salary that is not less than the Continuing Employee’s salary immediately prior to the Closing, and (ii) the benefit plans, programs and arrangements that are currently provided to the Parent’s employees under Parent’s benefit plans, programs and arrangements. Each Continuing Employee shall be given credit under such plan for the last continuous period of service with Target and its affiliates prior to the Closing for purposes of determining eligibility to participate, vesting in benefits and vacation and severance benefits, but for no other purpose (including, without limiting the generality of the foregoing, the accrual of benefits);

(b) Parent agrees that, upon the Closing, each Continuing Employee shall be immediately eligible to participate in Parent’s group health plan (as defined in Section 5000(b)(1) of the Code) (and Parent shall cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre- existing condition limitations under such plan), and such Continuing Employee shall be credited towards the deductibles, coinsurance and maximum out-of-pocket provisions, imposed under such group health plan, for the calendar year during which the Closing Date occurs, with any applicable expenses already incurred during the portion of the year preceding the Closing Date under the applicable group health plans of the Company; provided, however, such obligation of Parent is contingent on Target furnishing sufficient information in sufficiently usable form to enable Parent to reasonably administer its plan. As of the Closing Date, Parent shall or shall cause the Surviving Entity or relevant affiliate to, credit to the Continuing Employees the amount of vacation time that such employees had accrued under any of Target’s vacation policies as of the Closing Date;

(c) Parent shall, or shall cause the Surviving Entity or relevant affiliate to, assume and honor in accordance with their terms all change in control and termination agreements (including any change in control provisions therein) set forth in Section 4.17 of the Target Disclosure Letter applicable to employees of the Target arising from completion of the Transactions in the same manner and to the same extent that Target would be required to perform and honor such agreements if the transactions contemplated by this Agreement had not been consummated. Provided, however, that to the extent that Parent or the Surviving Entity or any other affiliate of Parent offers employment to any employee of the Target following completion of the Merger, such employment shall be on terms concerning future changes of control and termination agreed to between the employee and Parent or its affiliate that are consistent with the terms currently in effect for the employees of the Parent and its affiliates.

7.7 Preparation of the Form F-4 and Proxy Statement/Prospectus.

(a) As soon as practicable following the date of this Agreement, Parent and Target shall each promptly prepare and file with the SEC a preliminary version of the Proxy Statement/Prospectus and the Parent will prepare and file with the SEC the Form F-4, in which the Proxy Statement/Prospectus will be included as a prospectus.

(b) Each of Parent and Target will use its commercially reasonable efforts to respond to any comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy Statement/Prospectus and the final Form F-4.

(c) Each of Parent and Target shall use its commercially reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing.

(d) Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of the Parent Common Shares in the Merger and Target shall furnish all information concerning Target and the holders of shares of Target capital stock as may be reasonably requested in connection with any such action.

(e) Promptly after the effectiveness of the Form F-4, Target shall cause the Proxy Statement/Prospectus to be published, sent or given to Target’s shareholders, and if necessary, after the definitive Proxy Statement/Prospectus has been published, sent or given, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies.

(f) Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Form F-4 or the Proxy Statement or any filing with the SEC incorporated by reference in the Form F-4 or the Proxy Statement, in each case prior to filing such with the SEC, except where doing so would cause the filing to not be filed timely, without regard to any extension pursuant to Rule 12b-25 of the Exchange Act; provided, however, that each party shall be deemed to have consented to the inclusion in the Form F-4, the Proxy Statement or any filing with the SEC incorporated by reference in the Form F-4 or the Proxy Statement of any information, language or content specifically agreed to by such party or its counsel on or prior to the date hereof for inclusion therein.

(g) Parent will advise the Target promptly after it receives notice of (i) the time when the Form F-4 has become effective or any supplement or amendment has been filed, (ii) the issuance or threat of any stop order, (iii) the suspension of the qualification of the Parent Common Share issuable in connection with this Agreement for offering or sale in any jurisdiction, or (iv) any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information (and shall deliver a copy of such comments and requests to the Target).

(h) Target will advise Parent, and Parent will advise Target, promptly after it receives notice of the issuance by the SEC, any Canadian Securities Regulatory Authority, as applicable, any other securities regulatory authority, the TSX, NYSE MKT or by any other competent authority of any order to cease or suspend trading of any securities of Target or Parent, as applicable, or of the institution or threat of institution of any proceedings for that purpose.

(i) If at any time prior to the Effective Time any information relating to Target or Parent, or any of their respective affiliates, officers or directors, should be discovered by Target or Parent which should be set forth in an amendment or supplement to either of the Form F-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement, including, where appropriate, a filing pursuant to Rules 165 and 425 of the Securities Act, describing such information shall promptly be filed with the SEC and, to the extent required by law, disseminated to the shareholders of Target or Parent.

7.8 Target Shareholders’ Meeting. Target shall, as promptly as reasonably practicable after receiving notice from Parent that the Form F-4 has been declared effective under the Securities Act, (i) take all action necessary in accordance with applicable Law and the articles of incorporation and bylaws of Target duly to give notice of, convene and hold a meeting of its shareholders to be held as promptly as practicable to consider the approval of this Agreement and the Merger (the “Target Meeting”); (ii) engage a proxy solicitation agent, which is approved by the Parent (such approval not to be unreasonably withheld), to advise on and assist with the solicitation of proxies in connection with the Target Shareholder Approvals; (iii) use commercially reasonable efforts to solicit from its shareholders proxies in favor of the Target Shareholder Approvals and (iv) will take all other action reasonably necessary or advisable to secure the vote of its shareholders required by the rules of the NYSE MKT, the TSX or applicable Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Target may adjourn or postpone the Target Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to its shareholders in advance of a vote on the approval of this Agreement and the Merger, or, if as of the time for which the Target Meeting is originally scheduled, there are insufficient Target Common Shares, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Target shall use commercially reasonable efforts such that the Target Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Target Meeting are solicited in compliance with applicable Law, the rules of the NYSE MKT, the TSX and the articles of incorporation and bylaws of Target. Notwithstanding anything contained herein to the contrary, Target shall not be required to hold the Target Meeting if this Agreement is terminated or if there is an Adverse Recommendation Change by Target before the Target Meeting is held.

7.9 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the Merger and upon exercise of the Substituted Options and the Assumed Warrants to be approved for listing on each of the NYSE MKT and the TSX at or prior to the Effective Time, subject to official notice of issuance.

7.10 Notice of Certain Events. Target shall give prompt notice to Parent of any fact, event or circumstance as to which Target obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 8.2(a) or (b). Parent shall give prompt notice to Target of any fact, event or circumstance as to which Parent obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 8.3(a) or (b). Prior to the Closing, Target may deliver to Parent a supplement or update to the Target Disclosure Letter that reflects any event, condition or circumstance occurring or arising after the Agreement Date that is not otherwise prohibited pursuant to this Agreement and which, in the aggregate taking into account all supplemental disclosures (the “Target Supplemental Disclosures”) provided pursuant to this Section 7.10, have not had and would not reasonably be expected to have a Material Adverse Effect on Target, in which case, prior to the Closing, the specified representations and warranties made by Target will be deemed modified to reflect such event as of the date that such event occurs or arises for purposes of determining whether the conditions set forth in Section 8.2 have been satisfied. Prior to the Closing, Parent may deliver to Target a supplement or update to the Parent Disclosure Letter that reflects any event, condition or circumstance occurring or arising after the Agreement Date that is not otherwise prohibited pursuant to this Agreement and which, in the aggregate taking into account all supplemental disclosures (the “Parent Supplemental Disclosures”) provided pursuant to this Section 7.10, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, in which case, prior to the Closing, the specified representations and warranties made by Parent will be deemed modified to reflect such event as of the date that such event occurs or arises for purposes of determining whether the conditions set forth in Section 8.3 have been satisfied.

7.11 Section 16. Prior to the Effective Time, the Target shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Target Common Shares (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Target who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Target.

7.12 Takeover Statutes. Target and Parent shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the transactions contemplated hereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

7.13 Parent Shareholders’ Meeting. Parent shall, as promptly as reasonably practicable after the Form F-4 has been declared effective under the Securities Act, (i) take all steps reasonably necessary to call, give notice of, convene and hold a special (or annual and special) meeting of its shareholders (the “Parent Meeting”) for the purpose of securing the Parent Shareholders’ Approval, (ii) distribute to its shareholders a management information circular in accordance with applicable Law (the “Parent MIC”), which Parent MIC shall contain the recommendation of the Parent board of directors that its shareholders approve this Agreement, (iii) use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and to secure the Parent Shareholders’ Approval and (iv) cooperate and consult with Target with respect to each of the foregoing matters. Notwithstanding any Adverse Recommendation Change by the Target board of directors or the commencement, public proposal, public disclosure or communication to Parent by Target of any Acquisition Proposal with respect to Target or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Article X), this Agreement shall be submitted to the shareholders of Parent at the Parent Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law. As of the Effective Time, and subject to applicable Law, Parent shall appoint Dennis Higgs, Glenn Catchpole and Paul Saxton, each of which are existing members of the board of directors of Target, to the board of directors of Parent which shall be comprised of at least nine (9) members.

7.14 Consents of Accountants. Target and Parent will each use commercially reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, dated as of the date on which the Form F-4 is filed with the SEC, as amended or supplemented, or becomes effective or a date not more than two days prior to such date, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act.

7.15 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement but subject to Section 7.2, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to the Closing to be satisfied (but in no event shall a party be required to waive any such condition) as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances and approvals from Governmental Authorities and the making of all necessary registrations and filings, and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Authority, including under the HSR Act, or any foreign competition laws, in each case to the extent determined to be applicable to the Merger and the parties hereto, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

7.16 Shareholder Rights Plan. Target will take steps to cause the Target Shareholder Rights Plan to terminate as of the Effective Time and each Target Right issued under the Target Shareholder Rights Plan will terminate and be of no further force or effect effective as of the Effective Time without any payment to any holder of such Target Rights.

7.17 Obligation to Indemnify and Maintain Insurance. Prior to the Effective Time, Target shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Target that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Parent will, or will cause Surviving Entity and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Time. If a tail policy is not available, then Parent agrees that for the period of two years following the Effective Time, Parent shall cause Surviving Entity or any successor to Surviving Entity (including any successor resulting from any winding-up or liquidation or dissolution of any of them) to maintain Target’s current directors’ and officers’ insurance policies or substantially equivalent policies subject in either case to terms and conditions no less advantageous to the directors and officers of Target than those contained in the policies in effect on the date of this Agreement, for all present and former directors and officers of Target, covering claims made prior to or within such two year period, provided the Parent shall not be required to spend annual premiums in excess of 300% of the premiums paid by Target. Parent and Surviving Entity will assume and perform the obligations of Target under each indemnification agreement entered into between Target and the Indemnified Parties that is in effect immediately prior to the Effective Time and will delivery on Closing the written agreement of Parent and Surviving Corporation to assume and perform such obligations. Parent shall cause the Surviving Entity to reimburse all expenses, including reasonable attorney’s fees, incurred by any Person to enforce the obligations of Parent and Surviving Entity under this Section 7.17.

7.18 NI 43-101 Technical Reports.

(a) Target shall take all steps necessary to ensure that, as of the date (in this subsection the “Filing Date”) which Target files on SEDAR pursuant to NI 71-102 a Form 10-K in respect of its financial year ended December 31, 2014, it has filed a technical report in respect of each mineral property which is material to Target as of the Filing Date which complies with the requirements of NI 43-101 and which is current as of the Filing Date. Subject to Parent’s prior approval of all independent qualified persons selected by Target in connection with the preparation of such technical report, Parent shall pay fifty percent of the cost for the preparation of any such technical report.

(b) Parent shall take all steps necessary to ensure that as of the date on which Parent files on SEDAR an annual information form in respect of its financial year ended December 31, 2014, Parent has filed a technical report in respect of each mineral property which is material to Parent as of such Filing Date which complies with the requirements of NI 43-101 and which is current as of the Filing Date.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to the Obligation of Each Party. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) The Target Shareholder Approvals:

(i) The Target Shareholders’ Approval shall have been obtained.

(ii) The Unaffiliated Shareholders’ Approval shall have been obtained.

(b) No action, suit or proceeding instituted by any Governmental Authority of competent jurisdiction shall be pending and no statute, rule, order, decree or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction may be in effect, in each case, that would prohibit, restrain, enjoin or restrict the consummation of the Transactions; provided, however, that, subject to Section 7.5, the party seeking to terminate this Agreement pursuant to this Section 8.1(b) must have used its reasonable best efforts to cause this condition to be satisfied.

(c) The Form F-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

(d) The Parent Common Shares to be issued in the Merger and upon exercise of the Substituted Options and the Assumed Warrants shall have been approved (or conditionally approved, as applicable) for listing on the NYSE MKT and the TSX, subject to official notice of issuance or customary conditions.

(e) Any applicable waiting period under the HSR Act shall have expired or been terminated.

(f) All filings with, and all consents, approvals and authorizations of, any Governmental Authority required to be made or obtained by the Parent Parties, the Target or any of their subsidiaries to consummate the Merger, including, without limitation, any required filings and or approvals of the United States Nuclear Regulatory Commission and the State of Utah Division of Radiation Control, shall have been made or obtained, other than those that if not made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on the Target, Parent or Surviving Entity (in each case, determined, for purposes of this clause, after giving effect to the Merger).

(g) There shall not be any suit, action, investigation, inquiry or other proceeding instituted, pending or threatened by any governmental or other regulatory or administrative agency or commission that seeks to enjoin, prevent, materially delay or otherwise impose material limitations on the consummation of the transactions contemplated by this Agreement.

(h) The Parent Shareholders’ Approval shall have been obtained.

(i) CFIUS Approval shall have been obtained.

8.2 Conditions to the Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Target that are not subject to materiality or Material Adverse Effect set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties that are not subject to materiality or Material Adverse Effect to be so true and correct individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Target, and the representations and warranties of Target that are subject to materiality or Material Adverse Effect set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date). Parent shall have received a certificate signed on behalf of Target by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b) Target shall have performed or complied in all material respects with each of its obligations under this Agreement and any Ancillary Agreement to which it is a party required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms of such Agreement. Parent shall have received a certificate signed on behalf of Target by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(c) From the Agreement Date through the Effective Time, there shall not have occurred any Material Adverse Effect with respect to Target or any event, change or circumstance that would reasonably be likely to result in a Material Adverse Effect with respect to Target.

(d) Parent shall have received an opinion, dated the Closing Date, of counsel to Target, in form and substance reasonably satisfactory to Parent, based upon facts, representations and assumptions set forth in such opinion which are consistent with the state of facts at the Effective Time, to the effect that the Target Common Shares shall be regularly traded on an established securities exchange within the meaning of Treasury Regulation Section 1.897 -9T(d) as of the Closing Date. In rendering such opinion, counsel may require and rely upon factual representations contained in certificates of the officers of the Parent Parties and Target.

(e) Parent shall have received evidence reasonably satisfactory to it that the aggregate amount of all unpaid costs and expenses incurred by Target or its Subsidiaries in connection with this Agreement and the Transactions is not in excess of $1,500,000 (excluding commissions and fees paid to Haywood or Euro Pacific)(it being understood and agreed that any costs and expenses that Target shall pay from its available cash at Closing shall be considered paid from such available cash for purposes of this Section 8.2(f)).

(f) Taxes required to be withheld by Parent or Merger Sub under Section 1445 of the Code shall not exceed $2,000,000.

(g) Each consent, waiver and approval set forth in Section 4.4 of this Agreement must have been obtained, and Target must have provided Parent with copies thereof.

(h) The number of Dissenting Shares held by stockholders of Target who have exercised dissent rights granted in accordance with Section 3.4 of this Agreement will comprise less than 5% of the issued and outstanding Target Common Shares.

8.3 Conditions to the Obligations of Target. The obligation of Target to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Parent; provided, however, that the representations and warranties of Parent set forth in Sections 5.1 and 5.2 shall be true and correct at such times in all material respects without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein. Target shall have received a certificate signed on behalf of Parent by an authorized officer to the foregoing effect.

(b) Each of Parent and Merger Sub shall have performed or complied in all material respects with each of its obligations under this Agreement and any Ancillary Agreement to which it is a party required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms of such Agreement. Target shall have received a certificate signed on behalf of Parent by an authorized officer to the foregoing effect.

(c) From the Agreement Date through the Effective Time, there shall not have occurred any Material Adverse Effect with respect to Parent or any event, change or circumstance that would reasonably be likely to result in a Material Adverse Effect with respect to Parent.

(d) The Target Board Nominees will have been appointed to the board of directors of Parent to be effective immediately after the Effective Time, and the board of directors of Parent will be constituted as provided in Section 7.13 of this Agreement.

(e) Each consent, waiver and approval set forth in Section 5.4 of this Agreement must have been obtained, and Parent must have provided target with copies thereof.

ARTICLE IX

SURVIVAL

9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

9.2 Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1 Term and Termination. This Agreement shall be effective from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement in accordance with its terms. This Agreement may be terminated at any time prior to the Effective Time, whether before or after its approval by the shareholders of Target or Parent:

(a) by the mutual written agreement of Parent and Target;

(b) by either Parent or Target, if the Effective Time has not occurred on or before July 31, 2015 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c) by either Target or Parent, if after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction restrains, enjoins or prohibits the consummation of the Merger, and such judgment, injunction, order or decree becomes final and non-appealable; provided, however, that, subject to Section 7.5, the right to terminate pursuant to this Section 10.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in such action;

(d) by Target, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.3(a) or 8.3(b) and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 Business Days following delivery by Target and receipt by Parent of written notice of such breach or (y) the Termination Date;

(e) by Parent, if there has been a breach by Target of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 Business Days following delivery by Parent and receipt by Target of written notice of such breach and (y) the Termination Date;

(f) by either Target or Parent, if the Target Shareholder Approvals are not obtained because of the failure to obtain such approval upon a vote at the Target Meeting;

(g) by either Target or Parent, if the Parent Shareholders’ Approval is not obtained because of the failure to obtain such approval upon a vote at the Parent Meeting;

(h) (i) by Parent or Target, if the other respective party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 7.2, (ii) by Parent if Target shall have failed to hold or otherwise be in material breach of its obligations to hold the Target Meeting in accordance with its obligations under Section 7.8, (iii) by Target if Parent shall have failed to hold or otherwise be in material breach of its obligations to hold the Parent Meeting in accordance with its obligations under Section 7.13, or (iv) by Parent or Target, if the board of directors of the other party or any committee thereof shall have made an Adverse Recommendation Change;

(i) by Target or Parent, if Target or Parent, as applicable, will have delivered to Target or Parent, as applicable, the Superior Proposal Notice of such party’s intent to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal received by such party in accordance with the provisions of Section 7.2(f) including the payment by Target to Parent or Parent to Target, as applicable, the termination fee specified in Section 11.1(b) or Section 11.1(c), as applicable. It is understood and agreed that, prior to any termination pursuant to this Section 10.1(i) taking effect, any amendment to the price or any other material term of a Superior Proposal (such amended Superior Proposal, a “Modified Superior Proposal”) shall require a new Superior Proposal Notice and a new five Business Day Match Period with respect to such Modified Superior Proposal.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to the last sentence of each of Section 7.1(a) and Section 7.1(b), this Section 10.2 and Article XI (and any related definitions contained in any such Sections or Article), this Agreement shall forthwith become null and void after such termination and there shall be no liability on the part of Parent, Merger Sub or Target; provided, however, that nothing herein shall relieve any party from any liability with respect to any willful, knowing or fraudulent breach of any representation, warranty, covenant or other obligation under this Agreement.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses.

(a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses, except as provided in this Section 11.1.

(b) Target shall pay Parent a termination fee in the amount of $5,000,000 (the “Target Termination Fee”), in any of the following circumstances:

(i) Parent terminates this Agreement pursuant to Section 10.1(h) (breach by Target of Sections 7.2 or 7.8 or in the event of an Adverse Recommendation Change by the board of directors of Target), except in the event of an Adverse Recommendation Change by the board of directors of Target resulting from the occurrence of a Material Adverse Effect in respect of Parent as contemplated in Section 7.2(a)(iii); or

(ii) Target terminates this Agreement pursuant to Section 10.1(i) (Superior Proposal); or

(iii) (A) Parent terminates this Agreement pursuant to Section 10.1(b) (failure to complete by Termination Date), or (B) either Parent or Target terminates this Agreement pursuant to Section 10.1(f) (failure to obtain the Target Shareholders’ Approval), and, after the date hereof and prior to such termination, an Acquisition Proposal with respect to Target is publicly proposed by any Person (other than Parent or any of its affiliates) or any Person publicly announces its intention (whether or not conditional) to make an Acquisition Proposal with respect to Target or such intention has otherwise become known to Target’s shareholders generally; provided, however, that Target shall not be required to pay the Termination Fee to Parent pursuant to this Section 11.1(b)(iii) prior to entering into a definitive agreement and consummating a transaction constituting an Acquisition Proposal, and shall in no event be required to pay such Termination Fee if such consummation occurs more than twelve months after the termination of this Agreement;

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 12.1(b), except that references to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “50% or more”.

(c) Parent shall pay Target a termination fee in the amount of $5,000,000 (the “Parent Termination Fee”), in any of the following circumstances:

(i) Target terminates this Agreement pursuant to Section 10.1(h) (breach by Parent of Sections 7.2 or 7.13, as applicable, or in the event of an Adverse Recommendation Change by the board of directors of Parent), except in the event of an Adverse Recommendation Change by the board of directors of Parent resulting from the occurrence of a Material Adverse Effect in respect of Target as contemplated in Section 7.2(a)(iii); or

(ii) Parent terminates this Agreement pursuant to Section 10.1(i) (Superior Proposal); or

(iii) (A) Target terminates this Agreement pursuant to Section 10.1(b) (failure to complete by Termination Date), or (B) either Parent or Target terminates this Agreement pursuant to Section 10.1(g) (failure to obtain the Parent Shareholders’ Approval), and, after the date hereof and prior to such termination, an Acquisition Proposal with respect to Parent is publicly proposed by any Person (other than Target or any of its affiliates) or any Person publicly announces its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s shareholders generally; provided, however, that Parent shall not be required to pay the Termination Fee to Target pursuant to this Section 11.1(c)(iii) prior to entering into a definitive agreement and consummating a transaction constituting an Acquisition Proposal, and shall in no event be required to pay such Termination Fee if such consummation occurs more than twelve months after the termination of this Agreement.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 12.1(b), except that references to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “50% or more”.

(d) Except as otherwise set forth above, any payment required pursuant to this Section 11.1 shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by Parent.

(e) Each of Target and Parent acknowledges that the agreements contained in this Section 11.1 are an integral part of the Transactions and that, without these agreements, neither Parent nor Target would enter into this Agreement. Each of Target and Parent acknowledges that the payments of the amounts set out in this Section 11.1 are a genuine pre-estimate of the damages, which the party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and accordingly are not penalties. If Target or Parent fails promptly to pay any amount due pursuant to this Section 11.1, and, in order to obtain such payment, Parent or Target commences a suit that results in a judgment against Target or Parent for such payment, Target or Parent, as applicable, shall pay to Parent or Target, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the payment at a rate of 10% per annum. For greater certainty, each of Target and Parent agrees that, upon any termination of this Agreement under circumstances where Target or Parent is entitled to a Termination Fee and such Termination Fee is paid in full, Target or Parent, as the case may be, shall be precluded from any other remedy against the other party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however, that payment by a party of a Termination Fee shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any wilful or intentional breach by such party of any of its obligations under this Agreement.

11.2 Notices. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

To Parent or Merger Sub:

Energy Fuels Inc.
225 Union Blvd.
Suite 600
Lakewood, Colorado 80228
Attention: Stephen P. Antony, Chief Executive Officer
Facsimile: (303) 974-2141

With a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
TD Canada Trust Tower, Brookfield Place
161 Bay Street
Suite 4310
Toronto, Ontario M5J 2S1
Attention: Richard B. Raymer
Facsimile: (416) 367-7371

And (which shall not constitute notice) to:

Borden Ladner Gervais LLP
Scotia Plaza
40 King Street West, 44th Floor
Toronto, Ontario M5H 3Y4
Attention: Mark Wheeler
Facsimile: (416) 361-7376

To Target:

Uranerz Energy Corporation
1701 East “E” Street
PO Box 50850
Casper, WY 82605
Attention: Glenn Catchpole, Chief Executive Officer
Facsimile: (307) 265-8904

With a copy (which shall not constitute notice) to:

McMillan LLP
Royal Centre
1055 W. Georgia Street, Suite 1500
PO Box 11117
Vancouver, BC V6E 4N7
Attention: Michael Taylor
Facsimile: (604) 685-7084

Any such notice or communication shall be deemed given (a) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (b) one Business Day after being deposited with a next-day courier, postage prepaid or (c) three Business Days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

11.3 Severability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions may be consummated as originally contemplated to the fullest extent possible.

11.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that, except for Merger Sub, the rights of which may be assigned to another wholly owned Subsidiary of Parent, neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

11.5 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references to “dollars” or “$” shall mean United States dollars. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the drafting party.

11.6 Knowledge. References to “Knowledge” of Target shall mean the actual knowledge of the executive officers or general counsel of Target. References to “Knowledge” of Parent shall mean the actual knowledge of the executive officers or general counsel of Parent.

11.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

11.8 Entire Agreement. This Agreement, together with all documents contemplated herein or required hereby and the Confidentiality Agreement, represent the entire agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the subject matter hereof.

11.9 Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the state of Nevada, without reference to rules relating to conflicts of law.

11.10 Submission to Jurisdiction. Each party to this Agreement submits to the exclusive jurisdiction of any state or federal court sitting in the State of Nevada in any dispute or action arising out of or relating to this Agreement and agrees that all claims in respect of such dispute or action may be heard and determined in any such court. Each party also agrees not to bring any dispute or action arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any dispute or action so brought will be conclusive and may be enforced by dispute or action on the judgment or in any other manner provided at law (common, statutory or other) or in equity. Each party waives any defense of inconvenient forum to the maintenance of any dispute or action so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

11.11 Waiver of Jury Trial. Each of Target and Parent acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the Transactions contemplated by this Agreement. Each of the Target and Parent certifies and acknowledges that (i) no representative of any other party to this Agreement has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (ii) such party has considered the implications of this waiver, (iii) such party makes this waiver voluntarily, and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications of this Section 11.10.

11.12 Attorneys’ Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

11.13 No Third Party Beneficiaries. No Person other than the parties is an intended beneficiary of this Agreement or any portion hereof.

11.14 Disclosure Letters. The disclosures made on any disclosure letter, including the Target Disclosure Letter, with respect to any representation or warranty, shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is reasonably apparent from the face of the disclosure letter. The inclusion of any matter on any disclosure letter will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Material Adverse Effect with respect to Parent or Target, as applicable, or would otherwise be material to any party.

11.15 Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and Target with respect to any of the terms contained in this Agreement, except as otherwise provided by Law; provided, however, that following approval of this Agreement by the shareholders of Target, there shall be no amendment or change to the provisions hereof unless permitted by the Merger Act without further approval by the shareholders of Target.

11.16 Extensions, Waivers, Etc. At any time prior to the Effective Time, either party may extend the time for the performance of any of the obligations or acts of the other party;

(a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(b) subject to the proviso of Section 11.14, waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by Parent or Target in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE XII

DEFINITIONS

12.1 Defined Terms. The following terms shall have the following meanings for the purposes of this Agreement:

(a) “Ancillary Agreement” means each Voting Agreement and any other agreement, document or instrument to be entered into by any party hereto in connection with the Merger, any other Transaction or this Agreement.

(b) “Acquisition Proposal” means, with respect to Target or the Parent, any proposal or offer, or public announcement of an intention to make a proposal or offer, to such party or its security holders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i) any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization or reorganization resulting in any Person or group of Persons owning 20% or more of the issued and outstanding equity or voting interests of Target or the Parent;

(ii) any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Target or the Parent representing 20% or more of the consolidated assets (based on the fair market value thereof), revenues or earnings of Target or the Parent and for clarity includes (but not limited to) the sale of (1) with respect to the Target, any one of the Nichols Ranch project (and/or processing plant), the Hank project, the Jane Dough project and (2) with respect to the Parent, any one of the White Mesa Mill and any surrounding mineral properties described in Parent’s latest filed annual report on Form 40-F (other than properties described as being non-material in such annual report on Form 40-F), the Roca Honda Project, Gas Hills project or the Sheep Mountain project; and

(iii) any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Target or the Parent representing 20% or more of the issued and outstanding equity or voting interests of Target or the Parent; and

(iv) any arrangement whereby effective operating control of Target or Parent is granted to another party or Person.

(c) “Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes.

(d) “Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks located in Toronto, Ontario or Las Vegas, Nevads are open for the conduct of business.

(e) “CFIUS” means the Committee on Foreign Investment in the United States.

(f) “CFIUS Approval” means (i) the Target and Parent shall have received a written notification issued by CFIUS that it has determined that (A) it lacks jurisdiction over the transaction; (B) it has concluded its review under Section 721 and has determined that there are no unresolved national security concerns with respect to the transaction; or (C) if CFIUS undertakes investigation of the transaction, Parent and Target shall have received notification that the U.S. government has concluded all action under Section 721 and has determined that there are no unresolved national security concerns with respect to the transaction and no Material Mitigation Measure has been imposed on either Target or Parents by CFIUS as a condition to proceeding with the transaction.

(g) “Code” means Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

(h) “Confidentiality Agreement” means the confidentiality agreement between Energy Fuels Inc. and Uranerz Energy Corporation dated June 30, 2014, as amended on December 4, 2014.

(i) “Environmental Laws” means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency, other federal agencies, and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation the Clean Air Act, the Federal Water Pollution Control Act (also known as the Clean Water Act), the Oil Pollution Act of 1990, the Rivers and Harbors Act of 1899, the Safe Drinking Water Act, the Emergency Planning and Community Right-to-Know Act, the Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous and Solid Waste Amendments Act of 1984, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Hazardous Materials Transportation Act, the National Environmental Policy Act, the Mine Safety and Health Act, Atomic Energy Act, Federal Land Policy and Management Act, 1897 Organic Act, and National Historic Preservation Act, each as amended, and other federal and applicable state, local and foreign laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

(j) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(k) “Form F-4” means the registration statement on Form F-4 to be filed by Parent with the SEC in order to register (i) the Parent Common Shares issuable upon completion of the Merger, and (ii) the Parent Common Shares issuable upon exercise of the Assumed Warrants.

(l) “Governmental Authority” means (i) any governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction, (ii) any political subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (iv) any self-regulatory organization or stock exchange, including the TSX and NYSE MKT.

(m) “Hazardous Substances” means any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law.

(n) “Hedging Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity price protection agreement, foreign exchange protection agreement, and any other agreement or arrangement designed to protect such Person against fluctuations in interest rates, commodity prices or foreign exchange rates, as any such agreement is amended, supplemented or modified from time to time.

(o) “Indebtedness” means, with respect to any Person, (a) all indebtedness of such party or any of its Subsidiaries for the repayment of borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, (b) all other indebtedness and obligations of such party or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments, under loan agreements, security agreements, mortgages, deeds of trust, Hedging Agreements or letter of credit reimbursement agreements, (c) other commitments or obligations by which such party or any of its Subsidiaries assures against loss (including contingent reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar instruments), (d) commitments (contingent or otherwise) of such party or any of its Subsidiaries to pay deferred purchase amounts for property or services, including all notes, “earn-out” payments, purchase price adjustment payments and non-competition payments and (e) guarantees or similar contingent liabilities of such party or any of its Subsidiaries (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or Liability of any other Person.

(p) “Law” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Governmental Authority having the force of law or any listing rule of any applicable stock exchange.

(q) “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

(r) “Liens” means liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal by any third parties, encroachments, and other burdens, options or encumbrances of any kind.

(s) “List” means the United States Environmental Protection Agency’s National Priorities List (NPL) of Hazardous Substance Sites or CERCLA Information System (CERCLIS) or any similar list maintained by any state regulatory agency with respect to sites from which there has been a release of Hazardous Substances.

(t) “Material Adverse Effect” means any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such party and its subsidiaries taken as a whole, other than any effect: (i) relating to the Canadian or United States economies, political conditions or securities markets in general; (ii) affecting the uranium mining or milling industry or nuclear power generation industry in general; (iii) resulting from changes in the price of uranium; (iv) relating to a change in the market trading price of shares of Target or Parent, either (a) related to this Agreement and the Merger or the announcement thereof or (b) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii), (iii) above, or (v), below or (v) relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or in accounting principles or standards applicable to Target or Parent; provided, however, that the effect referred to in (i), (ii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) the Target, the Parent or any Subsidiary of Parent, taken as a whole, or disproportionately adversely the Target, the Parent or any Subsidiary of Parent, taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate.

(u) “Material Contract” means, with respect to a party, any contract, arrangement, commitment or understanding (whether written or oral), that (i) is a material contract (as defined in Item 601(b)(10) of SEC Regulation S-K) with respect to the party to be performed after the Agreement Date, (ii) materially restrains, limits or impedes the ability of the party or any of its Subsidiaries or other affiliates to compete with or conduct any business or any line of business (including (A) agreements that impose geographic limitations on activities, (B) agreements that impose restraints on the right to solicit employees and (C) any confidentiality agreement, area of mutual interest or standstill agreement with any Person (or any agent thereof) that contains any exclusivity or standstill provisions that are or will be binding on a party or any of its Subsidiaries or other affiliates (including, after the Effective Time,)), (iii) contains a provision of the type commonly referred to as a “most favored nation” provision for the benefit of a party other than the party or its Subsidiaries, (iv) contains a put, call or other right of acquisition or disposition pursuant to which the party or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests (including licensing or leasehold interests) of any Person or assets that have a market value or purchase price of more than $100,000, (v) entitles any current or former officer, employee, director or other independent contractor of the a party or any Subsidiary to any change in control payment or benefit, transaction bonus, severance pay or similar benefit, (vi) is a partnership or joint venture relating to the formation, creation, operation, management or control of any material partnership or joint venture, or (vii) relates to Indebtedness in excess of $100,000 of Target, or (viii) relates to the sale of uranium concentrates where the value of the uranium concentrates to be sold is in excess of $100,000.

(v) “Material Mitigation Measure" means any mitigation measure proposed by CFIUS that (i) requires Parent to hold its ownership interests in Target indirectly, such as through proxy holders or in a voting trust; (ii) materially interferes with Parent’s ability to participate in the management of Target; (iii) requires the exclusion of any material asset from the scope of the transaction or Parent or Target to dispose of any material portion of its businesses, operations, assets or product lines (or any combination thereof); or (iv) otherwise is reasonably likely to result in a Material Adverse Effect on Target or Parent.

(w) “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators.

(x) “Parent Common Shares” means common shares in the capital of Parent, no par value, as constituted on the Agreement Date.

(y) “Parent Material Subsidiaries” means each of Energy Fuels Holdings Corp., Titan Uranium Inc., Uranium Power Corp., Energy Fuels Wyoming Inc., Magnum Uranium Corp., Magnum Mineral USA Corp., Colorado Plateau Partners LLC, EFR White Canyon Corp., EFR White Mesa LLC, EFR Arizona Strip LLC, EFR Henry Mountains LLC, EFR Colorado Plateau LLC, Energy Fuels Resources (USA) Inc., and Strathmore Minerals Corp., Strathmore Resources (US) Ltd., Roca Honda Resources LLC, Wyoming Gold Mining Company, CK Mining Corp., Saratoga Gold Company Ltd.

(z) “Permitted Lien” means (i) Liens for Taxes and other governmental charges and assessments (except assessments for public improvements levied, pending or deferred against the Real Property) that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made in connection with any such contest), (ii) Liens of carriers, warehousemen, mechanics’ and materialmen and other like Liens arising in the ordinary course of business (provided lien statements have not been filed as of the Closing Date), (iii) easements, rights of way and restrictions, zoning ordinances and other similar Liens affecting the Real Property and which do not adversely affect title to, detract from the value of, or impair the existing or proposed use of, the property affected by such lien or imperfection, (iv) statutory Liens in favor of lessors arising in connection with any property leased to Target or any Subsidiary and (v) liens granted by Uranerz under the Wyoming Bond Financing Agreement, including the mortgage, assignment of revenues, security agreement, fixture filing and financing statement between Target, as mortgagor, and UMB Bank, n.a., as trustee and mortgagee dated as of November 26, 2013 with respect to the $20,000,000 Johnson County, Wyoming Taxable Industrial Development Revenue Bond (Uranerz Energy Corporation Project) Series 2013.

(aa) “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any Governmental Authority.

(bb) “Section 721” means Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007.

(cc) “Securities Act” means the United States Securities Act of 1933, as amended;

(dd) “Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of such Person).

(ee) “Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof and did not result from the breach of Section 7.2 by Target, Parent, or their Representatives and that the board of directors of Target or the board of directors of Parent determines in good faith after consultation with its legal and financial advisors:

(i) is made to Target (or Parent) or all the Target common shareholders (or Parent common shareholders) and in compliance with applicable securities Laws, and is made for all or substantially all of the assets of Target or Parent or all Target shares, or Parent shares not owned by the person making the Acquisition Proposal;

(ii) that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds or other consideration necessary for the consummation of the Acquisition Proposal;

(iii) if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction financially superior for Target or Parent and its security holders than the transaction contemplated by this Agreement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the board of directors of Target or the board of directors of Parent);

(iv) is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal;

(v) is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition; and

(vi) that the taking of action in respect of such Acquisition Proposal is necessary for the board of directors of Target or board of directors of Parent in the discharge of its fiduciary duties under applicable Laws.

(ff) “Target Book-Entry Shares” means uncertificated book-entry Target Common Shares outstanding immediately prior to the Effective Time;

(gg) “Target Common Shares” means shares of common stock of Target, $0.001 par value, as constituted on the Agreement Date;

(hh) “Target Physical Shares” means Target Common Shares represented by definitive physical share certificates immediately prior to the Effective Time;

(ii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes.

(jj) “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

(kk) “Taxes” means all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(ll) “Wyoming Bond Financing Agreement” means the financing agreement between Target and Johnson County, Wyoming dated as of November 2, 2013 with respect to the $20,000,000 Johnson County, Wyoming Taxable Industrial Development Revenue Bond (Uranerz Energy Corporation Project) Series 2013.

12.2 Additional Defined Terms.

Term	Section
2013Parent Balance Sheet	5.7
2013Target Balance Sheet	4.7
Acceptable Confidentiality Agreement	7.2(e)(ii)(A)
Adverse Recommendation Change	7.2(f)
Agreement	Preamble
Agreement Date	Preamble
Articles of Merger	1.2
Assumed Warrants	3.3(d)
Canadian Securities Regulatory Authorities	5.5(b)
Cantor	5.27
Closing Date	3.5
Closing	3.5
Corporations Act	2.1
Dissenting Shares	3.4(a)
EDGAR	Preamble to Article IV
Effective Time	1.2
Enforceability Exception	4.3
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
Exchange Instructions	3.2(b)
Exchange Ratio	3.1(b)
Euro Pacific	4.22
GAAP	4.6
Haywood	4.22
HSR Act	4.4(b)
IFRS	5.6
Knowledge	11.6
Match Period	7.2(f)(iv)
Merger	Preamble
Merger Act	1.1
Merger Sub	Preamble
Modified Superior Proposal	10.1(i)
NRS	1.1
NYSE MKT	1.3

Term	Section
Parent	Preamble
Parent 43-101 Technical Reports	5.16(k)
Parent Benefit Plan	5.12(a)
Parent Debentures	5.2(a)
Parent Disclosure Letter	Preamble to Article V
Parent ERISA Affiliate	5.12(a)
Parent Fee Property	5.16(a)
Parent Improvements	5.16(f)
Parent Intellectual Property	5.25
Parent Listed Personal Property	5.16(f)
Parent Meeting	7.13
Parent MIC	7.13
Parent Mining Claims	5.16(a)
Parent Options	5.2(a)
Parent Parties	Preamble
Parent Permits	5.14
Parent Preferred Shares	5.2(a)
Parent Property Contracts	5.16(a)
Parent Real Property	5.16(a)
Parent Rights Plan	5.2(a)
Parent SEC Reports	5.5(a)
Parent SEDAR Reports	5.5(b)
Parent Shareholders’ Approval	5.18
Parent Stock Option Plan	5.2(a)
Parent Supplemental Disclosures	7.10
Parent Termination Fee	11.1(c)
Parent Voting Agreements	Preamble
Parent Warrants	5.2(a)
Parent Water Rights	5.16(e)
PCBs	4.13(e)
Potential Acquisition Proposal	7.2(d)
Proxy Statement/Prospectus	4.19
Representatives	7.2(a)
Roth	5.21
Sarbanes-Oxley Act	4.5(c)
SEC	4.4(b)
SEDAR	Preamble to Article IV
September 30, 2014 Parent Balance Sheet	5.7
September 30, 2014 Target Balance Sheet	4.7
Substituted Options	3.3(a)
Superior Proposal Notice	7.2(f)(iii)
Surviving Entity	1.1
Target	Preamble
Target 43-101 Technical Reports	4.16(k)
Target Benefit Plan	4.12(a)
Target Disclosure Letter	Preamble to Article IV
Target ERISA Affiliate	4.12(a)
Target Fee Property	4.16(a)
Target Improvements	4.16(f)
Target Intellectual Property	4.20

Term	Section
Target Listed Personal Property	4.16(f)
Target Meeting	7.8
Target Mining Claims	4.16(a)
Target Permits	4.14
Target Preferred Shares	4.2(a)
Target Property Contracts	4.16(a)
Target Real Property	4.16(a)
Target Rights Plan	4.2(a)
Target SEC Reports	4.5(a)
Target SEDAR Reports	4.5(b)
Target Shareholders’ Approval	4.18
Target Shareholder Approvals	4.18
Target Stock Option	3.3(a)
Target Stock Option Plan	3.3(a)
Target Supplemental Disclosures	7.10
Target Termination Fee	11.1(b)
Target Voting Agreements	Preamble
Target Warrants	3.3(b)
Target Warrant Indentures	3.3(b)
Termination Date	10.1(b)
Transactions	3.5
Unaffiliated Shareholders’ Approval	4.18
Voting Agreements	Preamble
WARN Act	6.1(s)
Water Rights	4.16(e)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

ENERGY FUELS INC.

By:	/s/ Stephen P. Antony
Name:	Stephen P. Antony
Title:	Chief Executive Officer

EFR NEVADA CORP.

By:	/s/ Stephen P. Antony
Name:	Stephen P. Antony
Title:	President

URANERZ ENERGY CORPORATION

By:	/s/ Glenn Catchpole
Name:	Glenn Catchpole
Title:	Chief Executive Officer

EXHIBIT A-1

Signatories to Target Voting Agreements

Peter W. Bell
Glenn Catchpole
Arnold J. Dyck
Paul Goranson
Dennis Higgs
Doug Hirschman
Dr. Gerhard F. Kirchner
Bruce Larson
Benjamin D. Leboe
Paul Saxton
Glenda Thomas
Mike Thomas

EXHIBIT A-2

Signatories to Parent Voting Agreements

Stephen P. Antony
J. Birks Bovaird
Paul A. Carroll
David C. Frydenlund
Larry Goldberg
Mark Goodman
Bruce Hansen
Ron F. Hochstein
Tae Hwan Kim
Richard J. Patricio
Harold R. Roberts
Daniel G. Zang